DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
(212)-450-6141

IAIN
... LA ENSENADA, 2
...004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. ~~82-5134~~ 82-34645

February 23, 2005

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SUPPL

Re: **Telefónica Móviles Perú Holding S.A.A.— Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information:

1. English summary of the following documents: Letter to the CONASEV dated February 18, 2005 relating to Relevant Facts;

2. English summary of documents enclosed with item 1 above (summons, motions, annual report, financial statements).

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Matthew Telford

Matthew Telford
Legal Assistant

(Enclosure)

English Summary for Telefónica Móviles Perú Holding S.A.A.

–Cover letter to the CONASEV dated February 18, 2005:

Announcing the date and agenda of the mandatory Annual Shareholders' Meeting, listing the documents to be distributed to the shareholders, and enclosing copies of the following documents:

- summons to the General Shareholders' Meeting at noon on March 29, 2005, dated February 23, 2005;
- Motions 1-5 to be discussed at the mandatory Annual Shareholders' Meeting;
- the 2004 Annual Report for Telefónica Móviles Perú Holding S.A.A.;
- the consolidated financial statements of Telefónica Móviles Perú Holding S.A.A. and its subsidiaries for the years ended December 31, 2004 and 2003; and
- the financial statements of Telefónica Móviles Perú Holding S.A.A. for the years ended December 2004 and 2003.



Telefónica Móviles Perú Holding S.A.A.

San Isidro, 18 de febrero de 2005

TM-925-A-0140-05

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que, en virtud de las facultades otorgadas por el Directorio de la sociedad mediante sesión del 09 de febrero de 2005 puesta en su conocimiento, se ha decidido que Telefónica Móviles Perú Holding S.A.A. proceda a realizar la convocatoria a Junta Obligatoria Anual de Accionistas que se llevará a cabo el 29 de marzo de 2005, la misma que tendrá la siguiente agenda:

- Pronunciarse sobre la gestión social y los resultados económicos del ejercicio 2004.
- Resolver sobre la aplicación de utilidades.
- Elección de los miembros del Directorio (Directores Titulares y Alternos)
- Establecer la retribución anual de los Directores.
- Delegar facultades en el Directorio para la designación de auditores externos.

Asimismo, cumplimos con informarle que se pondrá a disposición de los accionistas la siguiente documentación:

- Mociones que se someterán a consideración de la Junta.
- Información financiera anual auditada del ejercicio 2004 (Individual y Consolidada).
- Memoria Anual.

Adjunto a la presente estamos procediendo a enviar lo siguiente:

- Convocatoria a Junta.
- Mociones
- Memoria Anual
- Estados Financieros

Sin otro particular, quedamos de ustedes.

Atentamente,

ELIZABETH GALDO MARIN
Representante Bursátil
Telefónica Móviles Perú Holding S.A.A.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 1

APROBACIÓN DE LA GESTIÓN SOCIAL Y DE LOS RESULTADOS ECONÓMICOS DEL EJERCICIO 2004

"EL DIRECTORIO DE TELEFONICA MÓVILES PERÚ HOLDING S.A.A."

CONSIDERANDO:

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades, se ha convocado a Junta Obligatoria Anual de Accionistas.

Que, de conformidad con lo establecido en el artículo 221 de la Ley General de Sociedades, el Directorio de la Sociedad ha formulado la Memoria Anual, y los Estados Financieros del ejercicio 2004.

Que de acuerdo con lo dispuesto en los artículos 114° de la Ley General de Sociedades y 16° del Estatuto Social, compete a la Junta Obligatoria Anual de Accionistas pronunciarse sobre la gestión social y los resultados económicos de la Sociedad expresados en los estados financieros.

El Directorio propone a la Junta Obligatoria Anual de Accionistas la siguiente:

MOCIÓN:

La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. acuerda aprobar la gestión social y los resultados económicos del ejercicio 2004, los mismos que se expresan en la Memoria Anual y Estados Financieros individuales y consolidados respectivamente.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 2

APLICACIÓN DE UTILIDADES

"EL DIRECTORIO DE TELEFONICA MÓVILES PERÚ HOLDING S.A.A."

CONSIDERANDO:

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades, se ha convocado a Junta Obligatoria Anual de Accionistas .

Que, de conformidad con lo establecido en los artículos 114° de la Ley General de Sociedades y 16° del Estatuto Social, compete a la Junta Obligatoria Anual de Accionistas resolver sobre la aplicación de las utilidades que se hubiesen obtenido en el ejercicio.

Que, como resultado de la gestión social correspondiente al año 2004 se ha obtenido una utilidad neta de S/ 4,186 miles de nuevos soles, luego de detraídos los impuestos de ley correspondientes.

Que, en aplicación de lo establecido en el artículo 229° de la Ley General de Sociedades, un mínimo de 10% de la utilidad del ejercicio, deducido el impuesto a la renta, debe ser destinado a la reserva legal hasta que ésta alcance un monto igual a la quinta parte del capital social, lo cual ha sido debidamente contemplado en el Balance General y en los resultados económicos del ejercicio 2004 aprobados en el punto 1 del Orden del día de la presente Junta.

Que, para efectos de desarrollar el Plan de Inversiones previsto para el presente ejercicio, se ha estimado conveniente mantener el íntegro de las utilidades netas obtenidas en la cuenta de Resultados Acumulados, pudiendo la Junta en forma posterior resolver sobre su aplicación;

El Directorio propone a la Junta Obligatoria Anual de Accionistas la siguiente:

MOCIÓN:

La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. acuerda:

- Aprobar que el íntegro de las utilidades netas de Telefónica Móviles Perú Holding S.A.A. correspondientes al ejercicio 2004, luego de detraída la reserva legal y efectuada la deducción de los impuestos de ley

correspondientes, sea mantenido en la cuenta de Resultados Acumulados para su posterior aplicación, pudiendo destinarse al pago de dividendos, conforme a la política aprobada por la Junta General de Accionistas del 5 de noviembre de 2001.

- De conformidad con la política de dividendos aprobada en la Junta General de Accionistas de fecha 5 de noviembre de 2001, facultar al Directorio para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa, fije un dividendo provisional a cuenta del dividendo definitivo que apruebe la Junta General para el ejercicio 2005, autorizándolo a tal fin a señalar las fechas de corte, registro y entrega respectivas.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 3

ELECCIÓN DE LOS MIEMBROS DEL DIRECTORIO (DIRECTORES TITULARES Y ALTERNOS)

"EL DIRECTORIO DE TELEFONICA MÓVILES PERÚ HOLDING S.A.A."

CONSIDERANDO:

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades, se ha convocado a Junta Obligatoria Anual de Accionistas.

Que, de conforimidad con lo establecido en el artículo 24 del Estatuto Social corresponde a la Junta General de Accionistas resolver sobre el número de directores a elegirse para el presente período.

Que, de conformidad con lo establecido en los artículos 114° de la Ley General de Sociedades y 16° del Estatuto Social, compete a la Junta General de Accionistas elegir a los miembros del Directorio.

El Directorio propone a la Junta Obligatoria Anual de Accionistas la siguiente:

MOCIÓN:

La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. aprueba establecer en seis el número de integrantes del Directorio y designar a los siguientes directores titulares y sus respectivos alternos de conformidad con lo siguiente:

- Director Titular señor Javier Nadal Ariño identificado con Carné de extranjería N° 62149;
- Director Titular señor Juan Revilla Vergara identificado con documento nacional de identidad N° 08234014;
- Director Titular señor Félix Ivorra Cano, identificado con pasaporte N° V-250982/E ; y como su respectivo alterno el señor Antonio Amadeo Melguizo Alvaro identificado con pasaporte N° 22636244-N;
- Director Titular señor José Molés Valenzuela, identificado con pasaporte N° 9800006; y como su respectivo alterno, el señor César Augusto Linares Rosas, identificado con documento nacional de identidad N° 08237731;
- Director Titular señor Fernando Abella García, identificado con pasaporte N° 09744332; y como su respectivo alterno, el señor Maurizio Falá, identificado con Carné de extranjería 79629; y

- Director Titular, señor José Javier Manzanares Gutiérrez, identificado con carné de extranjería N° 62114; y como su respectivo alterno, el señor Séneca Gustavo de la Puente Estremadoyro, identificado con documento nacional de identidad N° 06417179.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 4

RETRIBUCIÓN DEL DIRECTORIO

"EL DIRECTORIO DE TELEFONICA MÓVILES PERÚ HOLDING S.A.A."

CONSIDERANDO:

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades, se ha convocado a Junta Obligatoria Anual de Accionistas.

Que, de conformidad con lo establecido en los artículos 114° de la Ley General de Sociedades y 16° del Estatuto Social, compete a la Junta Obligatoria Anual de Accionistas fijar la retribución de los Directores.

El Directorio propone a la Junta Obligatoria Anual de Accionistas la siguiente:

MOCIÓN:

La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. aprueba mantener como retribución de los directores para el ejercicio económico 2005, la fijada en la Junta General de Accionistas del 5 de noviembre de 2001.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 5

DELEGAR FACULTADES EN EL DIRECTORIO PARA LA DESIGNACIÓN DE AUDITORES EXTERNOS

"EL DIRECTORIO DE TELEFONICA MÓVILES PERÚ HOLDING S.A.A."

CONSIDERANDO:

Que, en cumplimiento de lo dispuesto en la Ley General de Sociedades, se ha convocado a Junta Obligatoria anual de Accionistas.

Que, de conformidad con lo establecido en los artículos 114° de la Ley General de Sociedades y 16° del Estatuto Social, compete a la Junta Obligatoria Anual de Accionistas designar o delegar en el Directorio la designación de los auditores externos de la empresa.

El Directorio propone a la Junta Obligatoria Anual de Accionistas la siguiente:

MOCIÓN:

La Junta Obligatoria Anual de Accionistas de Telefónica Móviles Perú Holding S.A.A. aprueba delegar en el Directorio la designación de los auditores externos para el ejercicio económico 2005.

TELEFÓNICA MÓVILES PERÚ HOLDING S.A.A.

Convocatoria a Junta General de Accionistas

De conformidad con lo establecido en los artículos 12° y 15° del Estatuto Social y los artículos 114°, 116° y 258° de la Ley General de Sociedades, se convoca a Junta General de Accionistas, en primera citación, el día 29 de marzo de 2005, a las 12:00 horas, en Av. Juan de Arona N° 786, San Isidro, Lima.

OBJETO DE LA CONVOCATORIA

- Pronunciarse sobre la gestión social y los resultados económicos del ejercicio 2004.
- Resolver sobre la aplicación de utilidades.
- Elección de los miembros del Directorio (Directores Titulares y Alternos)
- Establecer la retribución anual de los Directores.
- Delegar facultades en el Directorio para la designación de auditores externos.

ASISTENCIA

De conformidad con lo establecido en el Estatuto Social, la Ley General de Sociedades, la Ley del Mercado de Valores y la Resolución Conasev N° 145-98-EF/94.10, tendrán derecho a concurrir a la Junta quienes figuren como accionistas al 18 de marzo de 2005.

En virtud de lo establecido en el artículo 13° del Estatuto Social, los accionistas podrán hacerse representar por otra persona a cuyo efecto deberán otorgar poder por escrito con firma legalizada ante Notario Público con carácter especial para la Junta General, salvo que el poder haya sido otorgado por escritura pública. Los poderes deberán registrarse ante la Secretaría del Directorio, sita en la Avenida Juan de Arona N° 786, Octavo Piso, San Isidro, Lima, con una anticipación no menor de setentidós horas a la hora fijada para la celebración de la junta, sin considerar en dicho plazo las horas correspondientes a días inhábiles.

La documentación relativa a los asuntos que serán tratados en la Junta se encuentra a disposición de los accionistas de la sociedad en la sede de la Secretaría del Directorio.

Lima, 23 de febrero de 2005
El Directorio

File No. 82-5134

Telefónica
Móviles

Telefónica Móviles Perú Holding S.A.A. Memoria Anual **2004**

Declaración de responsabilidad:

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Telefónica Móviles Perú Holding S.A.A. durante el año 2004. Sin perjuicio de la responsabilidad que compete al emisor, el firmante se hace responsable por su contenido conforme a los dispositivos legales aplicables.

Javier Manzanares Gutiérrez
Gerente General

Lima, febrero 2005.

ÍNDICE

Carta del presidente a los accionistas

Señores accionistas:

Me complace dirigirme a ustedes como Presidente de Telefónica Móviles Perú Holding para presentarles la Memoria Anual correspondiente año 2004.

El 2004 fue un año que se caracterizó por la intensa competencia y la aceleración del crecimiento de la telefonía celular. La penetración se situó en 14,7% es decir, 4p.p más que al cierre del año anterior. En este contexto, Telefónica Móviles S.A.C. – operador local de telefonía celular del Grupo Telefónica cuyo principal accionista es la Sociedad - consolidó su posición de líder con una participación de mercado de 51,9%, registró un incremento de 41% en su parque, y alcanzó una base de 2,1 millones de clientes.

Lineamientos estratégicos

El liderazgo obtenido es el resultado de la gestión empresarial emprendida en tres frentes de acción: la relación con los clientes, la cohesión interna y el desarrollo de las telecomunicaciones en el país.

Se busca una sólida relación con los clientes a través de una transformación comercial profunda de la organización, lo que ha demandado reforzar las mejores prácticas y capacidades y la cultura comercial, sobre la base de valores de fidelidad y confianza.

Se persigue una cohesión interna, a través de la comunicación abierta, con mensajes sintéticos y medios efectivos que permiten mejorar la gestión del personal, así como la divulgación de criterios éticos y valores corporativos de fidelidad y confianza.

Además, se ejerce el compromiso de la empresa con el desarrollo de las telecomunicaciones en el Perú, como vía segura y eficiente para aumentar el potencial de crecimiento de la economía del país.

En este contexto, en octubre 2004 Telefónica Móviles S.A. cerró la adquisición de Bellsouth Perú, lo que significa un paso más en el compromiso que tiene el Grupo Telefónica con el país, para situarlo a la vanguardia de las telecomunicaciones en el ámbito latinoamericano.

La compañía se propone en el 2005 continuar el camino de acercamiento a los clientes para persistir en el incremento de su satisfacción. Esta política es parte de una estrategia vigorosa de todo el Grupo Telefónica.

Sea esta una oportunidad para expresar nuestro agradecimiento a los señores accionistas por la confianza depositada en nuestra empresa.

Javier Nadal Ariño
Presidente del directorio de Telefónica Móviles Perú Holding S.A.A.
Lima, 16 de febrero de 2005

Variables significativas

Del Mercado [1]



Líneas Móviles del Mercado (miles)
1 046
1 340
1 793
1 335
464
2 307
1 619
688
2 930
2 039
891
4 093
2 795
1297
1999
2000
2001
2002
2003
2004
Penetración del Mercado /100 habitantes
4,1
5,1
17,4
6,8
2,5
20,7
8,6
3,6
25,7
10,7
4,6
34,6
14,7
6,6
1999
2000
2001
2002
2003
2004
Lima
Provincias
País

(1) Líneas de mercado 1999-2003: Fuente Osiptel
Penetración Lima y Provincias: Fuente propia empresa

Telefónica Móviles S.A.C. (TM) [2]



Líneas Telefónica Móviles (miles)
712
497
216
898
628
270
1 087
743
344
1 239
761
478
1 507
911
595
2 125
1 299
826
1999
2000
2001
2002
2003
2004
Penetración Telefónica Móviles /100 habitantes
6,7
2,8
1,2
8,3
3,5
1,5
9,7
4,1
1,8
9,7
4,6
2,5
11,5
5,5
3,1
16,1
7,7
4.2
1999
2000
2001
2002
2003
2004
Lima
Provincias
País

(2) Líneas Telefónica Móviles: Fuente propia empresa

Variables significativas

Cifras a fin de año y montos en miles de Nuevos Soles constantes al 31 de diciembre de 2004

	2 003	2 004	VAR. A/A
Estado de resultados			
Ingresos operativos	60 607	4 389	-92,8%
Utilidad operativa	60 342	4 125	-93,2%
EBITDA	60 342	4 125	-93,2%
Utilidad Neta	60 199	4 186	-93,0%
Balance General			
Total activos	998 760	940 791	-5,8%
Total pasivos	1 570	1 764	12,3%
Patrimonio	997 190	939 027	-5,8%
Número de acciones	356 770 987	356 770 987	0,0%
Ratios			
Margen EBITDA	99,6%	94,0%	-5,6%
Margen operativo	99,6%	94,0%	-5,6%
Margen neto	99,3%	95,4%	-4,0%
ROA	6,0%	0,4%	-92,6%
ROE	6,0%	0,4%	-92,6%
Magnitudes Operativas	**2002**	**2003**	**2004**
Lineas Telefónica Móviles (miles)	1 239	1 507	2 125
Penetración TM (líneas por habitante)	4,6	5,5	7,7

Entorno económico y perspectivas

Entorno Económico

A nivel país, el balance económico de 2004 es básicamente positivo. En primer lugar, el Producto Bruto Interno (PBI) registró un crecimiento relativamente robusto y algunas cuentas externas alcanzaron niveles históricos (exportaciones, balanza comercial y reservas internacionales). Asimismo, se cumplió la meta de inflación y se redujo el déficit fiscal.

Por otra parte, el crédito se expandió y la morosidad bancaria cayó a su nivel más bajo en 22 años. Igualmente, algunas empresas tuvieron mayores utilidades, en particular, las del sector minero, lo que contribuyó a que la Bolsa de Valores de Lima alcanzara máximos históricos.

Este desempeño económico se sustentó principalmente en un entorno internacional bastante favorable. En 2004, la economía mundial creció a su mayor ritmo en casi 30 años. Ese dinamismo (en especial de China y Estados Unidos) generó un importante incremento de las cotizaciones internacionales de *commodities* que benefició al Perú.

Tales indicadores macroeconómicos, sin embargo, no se tradujeron en una mejora firme y generalizada de la economía familiar. En esa línea, el empleo en Lima Metropolitana creció apenas 2.8% respecto a 2003, y las remuneraciones presentaron en términos reales una ligera caída de -1.2%.

Resultados macroeconómicos

Según el Ministro de Economía, el PBI habría crecido a 5.0%, con lo que se acumularon 42 meses consecutivos de crecimiento, lo que constituye una de las fases expansivas más largas de los últimos ciclos económicos del Perú. Sin embargo, la economía parece haber crecido por debajo del potencial abierto por el incremento de los términos de intercambio.

El PBI fue impulsado, principalmente, por el dinamismo del sector exportador. La demanda interna, entre tanto, creció por debajo de ese indicador, aunque destacó el moderado avance de la inversión privada que creció a su mayor ritmo desde 1998. En el lado

sectorial, por segundo año consecutivo los sectores no primarios crecieron por encima de los primarios. El pobre desempeño de estos últimos se asocia principalmente a la sequía que afectó al sector agrícola. Sin embargo, cabe destacar que la pesca creció a su mayor ritmo desde el año 2000 y el sector hidrocarburos comenzó a registrar importantes tasas de crecimiento tras el inicio de las operaciones de Camisea a mediados del año 2004.

Dentro de los sectores no primarios, destacó el desempeño de la manufactura, no primaria que creció a su mayor ritmo desde 1996. Sobresalieron tanto las actividades orientadas a los mercados externos (textiles) como las ramas orientadas al mercado interno (productos lácteos, pinturas y barnices, y productos de tocador y limpieza, entre otros).

El crecimiento económico favoreció principalmente a la zona norte del país. Por ejemplo, mientras que los despachos de cemento cayeron 2.4% en el sur y crecieron 4.8% en el centro, en la zona norte el incrementó fue de 15.3%. Este dinamismo se debe, fundamentalmente, al crecimiento del sector pesquero y de las agro exportaciones y al desarrollo de algunos proyectos de inversión privada.

Por el lado de los precios, la inflación fue de 3.48%, el registro más alto de los últimos cuatro años, pero que estuvo dentro del rango objetivo del Banco Central: entre 1.5 y 3.5%. A lo largo del año se evidenciaron ciertas presiones inflacionarias debido a dos importantes "shocks" en la oferta: la sequía que afectó el precio de los productos agrícolas y el incremento de la cotización internacional del petróleo. Por su parte, el Índice de Precios al por Mayor (IPM) registró un incremento de 4.89%.

En cuanto a las finanzas públicas, el déficit fiscal se ubicó por debajo de la meta del gobierno: 1.4% del PBI. La recaudación tributaria alcanzó 13.4% del PBI, el registro más elevado en seis años en función a un crecimiento de los ingresos de 9.2% en términos reales. El ingreso de mayores recursos se debió al dinamismo económico, al combate contra la evasión y al incremento de las tasas y la creación de nuevos impuestos. Por ejemplo, en agosto de 2003 se incrementó el impuesto general a las ventas (IGV) de 18 a 19%, y en marzo de 2004 se creó el impuesto a las transacciones financieras (ITF). Por el lado del gasto, hubo una sub-ejecución durante la primera mitad del año que se corrigió en los meses posteriores.

La balanza comercial alcanzó un superávit histórico cercano a los US$ 2,700 millones, resultado que se sustentó principalmente en el importante crecimiento de más de 40% de las exportaciones tradicionales y no tradicionales. Dentro de las primeras destacó la

evolución de las ventas de minerales, en especial del cobre. En cuanto a las segundas, los textiles y los productos agropecuarios fueron nuevamente los rubros más dinámicos.

La moneda nacional tuvo una tendencia apreciatoria que se explicó por la fortaleza de las cuentas externas junto con un paulatino proceso de desdolarización y la tendencia global de depreciación del dólar. En el año, el nuevo sol se apreció 5.2% (la mayor tasa desde 1960) y cerró en niveles de S/.3.283 por dólar, comportamiento que sorprendió al consenso de analistas quienes a principios de año esperaban una ligera depreciación.

Cabe señalar que el Banco Central de Reserva del Perú (BCR) compró US$ 2,340 millones (equivalente a casi todo el superávit comercial del año o 3.4% del PBI). Sin estas intervenciones, la apreciación de la moneda nacional habría sido mayor. Las compras del BCR elevaron las reservas internacionales netas (RIN) a un récord histórico de US$ 12,631 millones, equivalente a 15 meses de importaciones.

En noviembre, la clasificadora de riesgo *Fitch* elevó la calificación de la deuda soberana de largo plazo en moneda extranjera de BB- a BB, con lo que se ubicó a dos niveles del grado de inversión. En junio, *Standard and Poor's (S&P)* también elevó la calificación a BB. Ambas clasificadoras asignaron una categoría de "estable" al panorama de la economía peruana. En diciembre, el riesgo país llegó a ubicarse en niveles históricamente bajos favorecido por la tendencia regional y las buenas noticias provenientes de Fitch y S&P..

Perspectivas 2005

En principio, 2005 se presenta como un año de crecimiento moderado, estabilidad de precios, fortaleza de la moneda nacional y alza de las tasas de interés locales, aunque en menor grado que las tasas internacionales. Sin embargo, el año no está exento de riesgos.

La encuesta de expectativas del BCR, realizada en diciembre de 2004, reveló que los analistas económicos eran relativamente optimistas. El consenso de analistas esperan una expansión del PBI de 4.5% para 2005. Sin embargo, la composición del crecimiento puede ser diferente, puesto que podría haber una desaceleración de los sectores no primarios que sería parcialmente compensada por un mayor dinamismo de los sectores primarios ante el repunte del agro y Camisea. Con el crecimiento esperado del PBI en el 2005 se completarían siete años consecutivos de crecimiento, lo que no ocurría desde 1977.

Para 2005 el consenso de analistas espera que la inflación alcance 2.5% (punto medio del rango objetivo del BCR: 1,5% - 3,5%). Incluso, algunos analistas señalan que la cifra se ubicaría cerca del límite inferior de la meta, lo que tendría una serie de implicancias en la política monetaria: el BCR tendría que mantener o aumentar ligeramente su tasa de referencia en un contexto en el que las tasas de interés internacionales se elevarían.

El BCR ha modificado su proyección de cuenta corriente desde un déficit de 0.5% a un superávit de 0.4% del PBI (sería el primer superávit desde 1979). Con ello se mantendrían la fortaleza de las cuentas externas y -en opinión de algunos analistas- las presiones apreciatorias sobre la moneda nacional, en especial durante la primera mitad del año.

De acuerdo con la encuesta de expectativas del BCR, el consenso de analistas financieros espera un tipo de cambio de S/.3.32 para fines de 2005. También sostienen que será más complicado cumplir la meta de déficit fiscal del Gobierno: 1.0% del PBI.

Los principales riesgos del año estarían asociados principalmente a tres factores:

- La incertidumbre política vinculada al inicio de la campaña para las elecciones presidenciales y parlamentarias de abril de 2006.

- El deterioro del entorno internacional. La gradual desaceleración de la actividad económica global puede ser más abrupta de lo anticipado, lo que afectaría los términos de intercambio y la demanda mundial por productos de exportación peruanos. Una subida más rápida de las tasas de interés internacionales es otro factor de riesgo a monitorear.

- El impacto que tendría sobre la industria nacional exportadora la eliminación de cuotas al comercio global de textiles y confecciones, lo que beneficiará principalmente a China. Este factor podría ser de especial relevancia para el empleo urbano.


Producto Bruto Interno (PBI)
(Var. % real)
10
8
6
4
2
0
-2
8.6
2.5
6.8
-0.6
0.9
2.8
0.3
4.9
3.8
5.0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004 (e)


Inflación y devaluación
(%)
Inflación
Devaluación
18
15
12
9
6
3
0
-3
-6
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Aspectos societarios

Telefónica Móviles Perú Holding S.A.A. es una sociedad organizada de acuerdo con las leyes de la República del Perú. Sus oficinas principales se encuentran ubicadas en la Avenida Juan de Arona 786, Piso 10, San Isidro, Lima, Perú.

El objeto de la Sociedad es adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera que sea su objeto o actividad.

Todas las actividades que integran su objeto social pueden desarrollarse tanto en el Perú como en el extranjero, pudiendo efectuarse directamente por la Sociedad o mediante la constitución de filiales o subsidiarias o la participación en otras empresas en forma total o parcial.

El plazo de duración de la Sociedad es indeterminado y de acuerdo con su objeto social le corresponde el CIIU Nº 67120. Telefónica Móviles Perú Holding S.A.A. se encuentra inscrita en la Partida N° 11236211 del Registro de Personas Jurídicas de Lima.

Reseña histórica

Telefónica Móviles Perú Holding S.A.A. está organizada bajo la forma de sociedad anónima abierta. Fue constituida en la ciudad de Lima, mediante escritura pública de fecha 17 de noviembre de 2000, siendo sus socios fundadores Telefónica del Perú S.A.A. y Telefónica Soluciones Globales Holding S.A.C. El capital social al momento de la constitución fue de S/. 1 000,00, representado por el mismo número de acciones de Clase B, previéndose la posterior emisión de acciones de clases A-1 y C.

Como se mencionó, el objeto social principal de Telefónica Móviles Perú Holding S.A.A. es adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera que sea su objeto o actividad. Puede asimismo dedicarse a cualquier otra actividad comercial, siempre que la Junta General de Accionistas lo apruebe y coadyuve a la realización de los fines sociales.

Reorganización societaria

El 12 de enero de 2000 el Consejo de Administración de Telefónica, S.A. aprobó la reestructuración organizativa y funcional de la compañia con la finalidad de crear negocios globales a través de la transferencia de determinadas líneas de negocio por parte de las operadoras del Grupo en los distintos países de América Latina a las empresas matrices de los mismos en España.

Como parte de dicha reestructuración organizativa y funcional, se diseñaron y adoptaron los acuerdos societarios orientados a la segregación e integración vertical de las líneas de negocio. De esta forma, las Juntas Generales de Accionistas de Telefónica Móviles Perú Holding S.A.A, Telefónica Data Perú S.A.A., Telefónica del Perú S.A.A. y Telefónica Data Perú S.A.C. aprobaron el proyecto de reorganización múltiple de Telefónica del Perú.

Dicha operación societaria, que entró en vigencia el 1 de enero de 2001, implicó la segregación de tres bloques del patrimonio de Telefónica del Perú S.A.A., dos de los cuales se transfirieron bajo la figura de la escisión a las sociedades Telefónica Móviles Perú Holding S.A.A. y Telefónica Data Perú S.A.A., en tanto que el tercero se aportó en vía de reorganización simple a la sociedad Telefónica Publicidad e Información Perú S.A.C. El bloque patrimonial transferido a Telefónica Móviles Perú Holding S.A.A. estuvo conformado por las inversiones que Telefónica del Perú S.A.A. poseía en Telefónica Móviles S.A.C. –concesionaria del servicio de telefonía móvil celular-.

En igual sentido, tal operación implicó la fusión por absorción por parte de Telefónica Data Perú S.A.A. a Telefónica Data Perú S.A.C, empresa concesionaria de los servicios portadores en el ámbito local, nacional e internacional, cuyos bienes y relaciones jurídicas en su integridad fueron asumidos en bloque y a título universal por la primera.

Como resultado de la reorganización múltiple, el capital social de Telefónica Móviles Perú Holding S.A.A. se incrementó de S/. 1 000,00 –monto del capital social al momento de su constitución- a S/. 356 770 987,00. De acuerdo con lo establecido en el proyecto de reorganización múltiple, se emitieron nuevas acciones representativas del capital social de Telefónica Móviles Perú Holding S.A.A., lo que ocurrió el 15 de junio de 2001. A dicha fecha, dada la aplicación de la relación de reparto y canje de las nuevas acciones y el tratamiento a las fracciones resultantes de ello, se entregaron 356 770 987 acciones, de las cuales 138 765 603 fueron acciones de Clase A-1 y 218 005 384 de Clase B. Cabe señalar que no se emitieron acciones de Clase C, las que en estricta aplicación del

Estatuto Social fueron convertidas en acciones de Clase B y entregadas a sus respectivos titulares, dado que los mismos a la fecha de canje no tenían la condición de trabajadores de Telefónica Móviles Perú Holding S.A.A.

La escisión llevada a cabo determinó que se replicara en Telefónica Móviles Perú Holding S.A.A. la composición accionaria de Telefónica del Perú S.A.A. al 15 de junio de 2001 -con la excepción descrita, acciones de Clase C y la participación de las empresas del Grupo en la misma, en virtud de los pactos de atribución subjetiva por las que éstas optaron-, habiendo los accionistas de la segunda accedido a acciones de la primera, de acuerdo a la relación de canje y reparto aprobada.

El 5 de noviembre de 2001, la Junta General de Accionistas, previo pronunciamiento de las Juntas Especiales de Accionistas de Clase A- y B, aprobó la unificación de clases de acciones. Dicha unificación se dio a través de la conversión de las acciones de Clase A-1 en acciones de Clase B y la modificación de la nomenclatura de éstas por la de acciones comunes de Telefónica Móviles Perú Holding S.A.A. Ello ha determinado que el capital social actual de Telefónica Móviles Perú Holding S.A.A. esté representado por 356 770 987 acciones comunes de un valor nominal de S/. 1,00 cada una.

Grupo económico

Telefónica Móviles Perú Holding S.A.A. pertenece al Grupo Económico de Telefónica, S.A., empresa española dedicada al negocio de telecomunicaciones. El Grupo Económico Telefónica ésta conformado por:

- Telefónica, S.A.;
- las cabeceras de Grupo de las líneas de negocio explotadas por empresas locales (Telefónica, S.A., Telefónica de España S.A., Telefónica Móviles, S.A., Terra Networks S.A., Telefónica de Contenidos S.A., Telefónica Publicidad e Información S.A., Atento NV, Telefónica Internacional S.A., Latin America Cellular Holding BV);
- las empresas locales controladas directa e indirectamente por Telefónica, S.A. (Telefónica Perú Holding S.A.C., Telefónica del Perú S.A.A., Telefónica Empresas Perú S.A.A., Telefónica Móviles Perú Holding S.A.A., Telefónica Publicidad e Información Perú S.A.C., Teleatento del Perú S.A.C., Telefónica Gestión de Servicios Compartidos Perú S.A.C. y Terra Networks S.A.); y
- las filiales de dichas empresas (Telefónica Multimedia S.A.C., Servicios Editoriales del Perú S.A.C. , Transporte Urgente de Mensajería S.A.C, Telefónica Servicios Digitales

S.A.C, Telefónica Soluciones Globales Holding S.A.C, Telefónica Servicios Integrados S.A.C, Telefónica Servicios Comerciales S.A.C, Servicios Globales de Telecomunicaciones S.A.C, Telefónica Servicios Técnicos S.A.C, Zeleris S.A.C, Media Networks S.A.C, Telefónica Centros de Cobro S.A.C, Telefónica Móviles S.A.C., Telefónica Mobile Solutions del Perú S.A.C, Comunicaciones Móviles del Perú S.A. y Antena 3 Producciones S.A.).

A continuación se presenta el objeto social de algunas de las empresas que constituyen el grupo económico de Telefónica:

Telefónica Móviles S.A.C. tiene por objeto social principal la explotación y prestación directa e indirecta de servicios de telefonía móvil, troncalizado, buscapersonas, servicios móviles por satélite y, en general, de toda clase de servicios de telecomunicaciones.

Telefónica del Perú S.A.A. tiene por objeto social explotar y prestar toda clase de servicios de telecomunicaciones. Puede para ello, dedicarse al diseño, instalación, conservación, refacción, mejora, adquisición, enajenación, interconexión, gestión, administración y cualquier otra actividad vinculada con líneas satélites, equipos y sistemas.

Telefónica Empresas Perú S.A.A. tiene por objeto social prestar servicios de portador local y portador de larga distancia nacional e internacional, prestar directa o indirectamente acceso a redes internet y a otras redes nacionales e internacionales, sin otra limitación que las que establezcan las disposiciones legales vigentes, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos pro paquetes y servicios multimedia. Asimismo, podrá dedicarse a la comercialización de todo tipo de productos soportados en redes de telecomunicaciones y brindar servicios conexos con los de su objeto social.

Telefónica Multimedia S.A.C. tiene por objeto social la prestación de servicios de televisión por cable.

Transporte Urgente de Mensajería S.A.C. tiene por objeto principal la prestación de servicios de mensajería local, nacional e internacional, servicio de recojo y entrega, servicios especiales de mensajería y administración de correo electrónico, entre otros.

Telefónica Servicios Comerciales S.A.C. tiene por objeto principal la comercialización de toda clase de bienes y servicios vinculados con las telecomunicaciones.

Telefónica Servicios Digitales S.A.C. tiene por objeto social la conversión y procesamiento de imágenes documentarias, así como la consulta electrónica de imágenes convertidas y almacenadas.

Servicios Editoriales del Perú S.A.C. tiene por objeto social la edición, diagramación, impresión, distribución y todas las demás actividades vinculadas con la producción de publicaciones e impresiones de diversa índole, así como la venta de publicidad en los medios que produzca o en los que produzcan terceros, incluyendo entre tales a la televisión cerrada o abierta, radio, paneles y cualquier otro medio de publicidad masiva.

Telefónica Publicidad e Información Perú S.A.C. tiene por objeto social la edición y comercialización de directorios, contenidos de información y servicios publicitarios en diferentes soportes: páginas blancas y páginas amarillas en soporte papel y soporte electrónico, y en general, toda clase de servicios de telecomunicaciones. Para tal efecto, puede dedicarse al diseño, instalación, conservación, refacción, mejora, adquisición, enajenación, interconexión, gestión administración y cualquier otra actividad vinculada a líneas, satélites, sistemas, incluyendo base de datos software e infraestructuras.

Comunicaciones Móviles del Perú S.A. tiene por objeto social dedicarse a la prestación de servicios de comunicaciones, telecomunicaciones, servicio de distribución de radiodifusión por cable u otros medios, radiofonía, telefonía y a todas las actividades relacionadas con estos servicios, bien sea por cuenta propia o por cuenta y encargo de terceros; a la importación, distribución, alquiler, compra, venta de los equipos e instalaciones necesarios para estos servicios; así como dedicarse al ejercicio de actividades conexas a las anteriormente indicadas.

Estructura de filiales

En mérito al proceso de reorganización múltiple acordado por las Juntas generales de Accionistas de Telefónica del Perú S.A.A. y Telefónica Móviles Perú Holding S.A.A. con fecha 26 de diciembre de 2000, la primera escindió a favor de la segunda el bloque patrimonial conformado por las inversiones (acciones comunes representativas de capital social) de su propiedad en Telefónica Móviles S.A.C., concesionaria del servicio de

telefonía móvil celular. Como consecuencia de ello, a partir del 1 de enero de 2001 –fecha de entrada en vigencia de la escisión- Telefónica Móviles Perú Holding S.A.A. pasó a ser titular del 99.99% de las acciones representativas del capital social de Telefónica Móviles S.A.C.

Hechos relevantes

A continuación se detallan los aspectos más relevantes ocurridos en el ejercicio 2004

26 de marzo. Se realizó en primera convocatoria la Junta Obligatoria Anual de Accionistas, la misma que aprobó la memoria anual, gestión social y resultados económicos individuales y consolidados del 2003. Asimismo, dispuso que el íntegro de las utilidades netas correspondientes al ejercicio 2003 se mantuviera en la cuenta de Resultados Acumulados para su posterior aplicación, fijó la retribución de los directores para el año 2004 y delegó en el Directorio la designación de los auditores externos.

21 de julio. La Junta General de Accionistas de Telefónica Móviles S.A.C. – sociedad cuyo accionista mayoritario es Telefónica Móviles Perú Holding S.A.A.- acordó:

a. Autorizar la emisión de bonos e instrumentos de corto plazo hasta por un monto de US$400 millones y US$ 150 millones en circulación, respectivamente, sin que el principal de la deuda proveniente de la emisión de ambos valores, en forma conjunta, pudiera exceder de US$ 500 millones en circulación o su equivalente en moneda nacional o extranjera y
b. Delegar facultades en el Directorio para efectos de la determinación de las condiciones de tales emisiones.

En virtud de la delegación conferida, en la misma fecha el Directorio de Telefónica Móviles S.A.C. autorizó la emisión de:

a. Bonos hasta por la suma de US$ 200 millones en circulación y
b. Papeles comerciales hasta por la suma de US$ 100 millones en circulación; o su equivalente en moneda nacional o extranjera.

Dichos instrumentos podrán ser colocados en el mercado nacional y negociados en la Bolsa de Valores de Lima o en cualquier otro mecanismo centralizado de negociación del Perú, a través de una o más ofertas primarias, sea dentro o fuera de programas, en Nuevos Soles o Dólares de los Estados Unidos de América, en uno o varios tramos, considerando los límites establecidos por la Junta General de Accionistas.

29 de Setiembre. En ejercicio de las facultades delegadas por la Junta Obligatoria Anual de Accionistas, el Directorio ratificó a Deloitte & Touche S.R.L. como auditor externo para el ejercicio 2004.

28 de Octubre. Telefónica Móviles S.A., accionista mayoritario de Telefónica Móviles Perú Holding S.A.A. cerró la adquisición de la operadora de telefonía móvil de Bellsouth en Perú.

Tratamiento tributario

La empresa se encuentra sujeta al régimen tributario vigente. En este sentido determina su Impuesto a la Renta aplicando las disposiciones contenidas en el Texto Único Ordenado de dicho tributo aprobado por Decreto Supremo N° 054-99-EF, sus normas modificatorias y reglamentarias.

Procesos legales

A la fecha, Telefónica Móviles Perú Holding S.A.A. no es parte en ningún proceso judicial, administrativo o arbitral, por lo que no existe riesgo que la posición financiera de la compañía o el resultado de sus operaciones se vea afectada por este concepto.

Capital intelectual

Composición del Directorio al 31 de Diciembre de 2004

Directores Titulares	Directores Alternos
Javier Nadal Ariño	
Juan Revilla Vergara	
Félix Ivorra Cano	Antonio Amadeo Melguizo Alvaro
José Molés Valenzuela	César Augusto Linares Rosas
Fernando Abella García	Maurizio Falá
José Javier Manzanares Gutiérrez	Séneca Gustavo de la Puente Estremadoyro

Parentesco

No existe parentesco alguno entre los miembros que conforman el Directorio de la Sociedad ni la Plana Gerencial.

Renuncias

No se ha producido renuncia de algún miembro del directorio durante el ejercicio 2004.

Remuneraciones

El monto total de las remuneraciones de los funcionarios del directorio, seis directores titulares y cuatro alternos, equivale al 0,024% de los ingresos brutos de la Sociedad en el año 2004.

Currícula de los miembros del directorio

Reseña de la currícula de los miembros titulares del Directorio de Telefónica Móviles Perú Holding S.A.A. al 31 de diciembre de 2004

Javier Nadal Ariño, es Presidente del Directorio de Telefónica Móviles Perú Holding S.A.A. desde enero de 2003. Actualmente es Director General de Relaciones

Institucionales y Fundación de Telefónica de España. Anteriormente, entre enero de 2003 y diciembre de 2004 se desempeñó como Presidente Ejecutivo de Telefónica del Perú S.A.A.. Asimismo,; entre noviembre de 2002 y enero de 2003; ocupó el cargo de Director General Adjunto de Regulación Corporat iva de Telefónica S.A.
Entre 1995 y 1997 fue Presidente de Telefónica de Argentina. Anteriormente desarrolló su actividad profesional en la administración española como Director General de Telecomunicaciones entre 1985 y 1995, período durante el cual también ejerció como delegado del gobierno en Telefónica. Fue Presidente de Retevisión entre 1989 y 1994.
También ha ejercido su actividad profesional en el sector industrial en Telettra Española en Milán (Italia) y Torrejón de Ardoz entre 1972 y 1977, y ha colaborado, como experto, en el Programa de Ayuda al Desarrollo de Naciones Unidas en Latinoamérica. El Sr. Nadal es Ingeniero de Telecomunicación por la Universidad Politécnica de Madrid y tiene un Diplomado de estudios avanzados en Ciencias Políticas y Sociología por la Universidad Complutense de Madrid.

Juan Revilla Vergara, es director de Telefónica Móviles Perú Holding S.A.A. desde enero de 2003. Actualmente es Director Gerente General de Telefónica del Perú S.A.A. Anteriormente entre marzo de 2001 y enero de 2003 ocupó el cargo de Subdirector General de Compras Corporativas del grupo Telefónica.

Entre 1998 y febrero de 2001, ocupó el cargo de Vicepresidente de Administración y Finanzas de TELESP , en Brasil. Fue Vicepresidente de Control de Telefónica del Perú entre 1995 y 1998. También ha desarrollado parte de su carrera profesional como analista senior responsable de las emisiones (renta fija y renta variable) en la Comisión Nacional del Mercado de Valores de España. El Sr. Revilla es Licenciado en Administración de Empresas por la Universidad del Pacífico de Lima.

.

Felix Pablo Ivorra Cano es Ingeniero Superior de Telecomunicación por la ETSI de Madrid y licenciado en Administración de Empresas por ICADE. Ingresó en el Centro de Investigación y Estudios de Telefónica recién terminada su carrera de ingeniero. Desde entonces ha desarrollado todo su labor profesional en esta compañía, ocupando sucesivamente cargos en las áreas de Especificaciones Técnicas, Planificación de Red, Planificación Comercial y Subdirector General de Comunicaciones de Empresa. En esta etapa participó en el desarrollo de nuevos Servicios de Telefónica como la red Ibercom, para comunicaciones digitales, la red Uno y los servicios de Red Inteligente, así como el proceso de liberalización de terminales telefónicos y telemáticos.

A partir de 1993 formó parte como Director General del equipo que fundó y desarrollo Telefónica Móviles. En esta empresa ocupó sucesivamente los cargos de Director General Comercial y Director General de Desarrollo del Negocio.

A partir de 1998 fue Director General de las Operaciones de Telefónica Móviles en Brasil. En la actualidad es Presidente del Consejo de la empresa VIVO en Brasil.

José Pascual Molés Valenzuela es Director General de Telefónica Móviles México. Ha sido Director General de Telefónica Móvil de Chile y Director General de Radiollamada (Argentina) y de Telefónica Comunicaciones Personales (Argentina) en 1994 y 1995, respectivamente. En 1997 se desempeñó como Director General en Celular - CRT (Brasil) y ha sido Director Técnico y Director de la División de Móviles en Startel (Argentina). El señor Molés es ingeniero industrial con especialidad en electrónica y automática y tiene un master en Dirección de Empresas.

Fernando Abella García es Director de Telefónica Móviles Perú Holding S.A.A. desde el 5 de noviembre de 2001. En la actualidad es Director de División Seguimiento de Operaciones de Telefónica Móviles, S.A. Fue Vicepresidente de Finanzas, Planificación y Control hasta febrero de 2004, en el Joint Venture entre Portugal Telecom y Telefonica Celular (VIVO), entre otros. Ha ocupado diversos puestos en empresas del Grupo, en particular en la línea de negocio de móviles. Es licenciado en ciencias económicas y empresariales por la Universidad de Valladolid, España y tiene un master en Administración de Empresas por el IE, Instituto de Empresa, Madrid España.

Javier Manzanares Gutiérrez ingresó al Grupo Telefónica en 1988, en el Area de Servicios Móviles. Inició sus funciones en Telefónica del Perú en enero de 1995 como responsable de la gestión del negocio de TV Cable (Cable Mágico) y en 1996 fue nombrado Gerente General de Telefónica Multimedia. En febrero de 1999 fue promovido al cargo de Gerente Central Media, donde dirige los negocios de Televisión por Cable, Páginas Amarillas y Nuevos Negocios.

Desde Enero de 2000 es Director Gerente General de Telefónica Móviles S.A.C. (Perú) y Gerente General de Telefónica Móviles Perú Holding hasta la actualidad. Es Licenciado en Ciencias Económicas y Empresariales por la Universidad Autónoma de Madrid.

Alta dirección y ejecutivos

La Plana Gerencial está constituida únicamente por el Gerente General, señor Javier Manzanares Gutiérrez, aspecto que no ha variado desde la constitución de la empresa.

Análisis y discusión de los resultados

El 1ro. de enero del 2001, el Grupo Telefónica del Perú hizo efectivo el proceso de segregación de los negocios de Servicios Móviles, Data y Guías Telefónicas. En virtud de este proceso que se inició en noviembre del 2000, se crearon las compañías Telefónica Móviles Perú Holding S.A.A., y Telefónica Empresas Perú S.A.A. (antes Telefónica Data Perú S.A.A.) y en diciembre del 2000 se creó Telefónica Publicidad e Información Perú S.A.C. mediante un proceso de reorganización simple. Como resultado de la reorganización múltiple de Telefónica, los activos y pasivos que corresponden a la línea de negocio actual de Telefónica Empresas Perú S.A.A. (antes Telefónica Data Perú S.A.A) y Telefónica Móviles S.A.C. (en adelante Telefónica Móviles) no forman parte de los activos y pasivos de Telefónica del Perú. S.A.A. Asimismo, los ingresos y gastos del negocio de móviles no forman parte de los ingresos y gastos de Telefónica del Perú S.A.A.

Los resultados de Telefónica Móviles Perú Holding S.A.A. al ser titular del 99,99 % de las acciones representativas del capital social de Telefónica Móviles S.A.C. reflejan los resultados de esta última.

El mercado de telefonía móvil peruano continuó con su crecimiento acelerado y alcanzó al cierre del año 2004 un tamaño estimado de 4,1 millones de clientes. Con ello, la penetración se situó en 14,7% mayor en 4pp. al cierre del año anterior. Cabe destacar que el incremento de clientes al cierre 2004 fue 1,9 veces mayor al registrado en el 2003, lo que reflejó un aumento de la actividad comercial en el sector de telefonía móvil.

En este contexto Telefónica Móviles S.A.C. cerró el año con 2 124 776 abonados, lo que representó un incremento del 41% respecto al cierre del año anterior y un aumento de 0.5 p.p en la participación de mercado que se situó en 51.9%. Telefónica Móviles S.A.C. registró una disminución de 0,6% de sus ingresos con respecto al año 2003 al alcanzar los S/.1 010 millones. Asimismo, el EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) de S/. 291 millones registró una reducción de 21,3% situándose el margen en 29%, como producto del incremento de la actividad comercial registrado durante el año 2004.

Estado de Resultados

Los ingresos operativos alcanzaron S/. 4 389 miles al cierre del 2004 mostrando un reducción del 92,8%, respecto del cierre del año anterior, en función de la evolución de la utilidad neta de su subsidiaria Telefónica Móviles S.A.C.

Los gastos de gestión al cierre del 2004 alcanzaron la suma de S/. 264 miles, menores en 0,4% a los registrados en el año 2003.

Considerando que los gastos de gestión fueron mínimos, el Resultado Operativo totalizó S/. 4 125 miles, menor en 93.2% respecto del cierre del 2003, y un margen de 94.0%.
El Resultado no Operativo fue de S/.66 mil por lo que la Utilidad Neta ascendió a S/. 4 186 miles, menor en 93% con respecto al cierre del 2003.

Balance General

El activo está compuesto principalmente por las inversiones, las cuales totalizaron S/. 941 millones, siendo 5,8 % menores a las registradas al cierre del año 2003 (S/. 999 millones). Esta reducción se debe a ajustes producto de la revisión del valor contable de los activos netos recibidos de Telefónica del Perú S.A.A.

Al cierre del año 2004, el patrimonio neto totalizó S/. 939 millones, menor en S/. 58 millones al registrado al cierre del 2003.

Estado de Resultados ajustados a Soles (000) al 31 de diciembre del 2004

	2003	2004	%Var. A/A
Ingresos Operativos	60 607	4 389	-92,8%
Gastos Operativos			
Servicios prestados por terceros	1	29	--
Cargas diversas de gestión	264	235	-11,1%
Total gastos operativos	265	264	-0,4%
Utilidad de operación	60 342	4 125	-93,2%
EBITDA	60 342	4 125	-93,2%
Resultado no operacional			
Otros ingresos-gastos netos	(162)	0	-100,0%
Corrección monetaria (REI)	19	66	247,4%
Resultado no operacional	(143)	66	-146,3%
Utilidad Neta	60 199	4 186	-93,0%

Responsable de la información financiera

Se deja constancia que desde la constitución de la empresa no se ha producido la renuncia ni la destitución del responsable de la elaboración y revisión de la información financiera de la sociedad, que es el actual Gerente General Sr. Javier Manzanares Gutiérrez.

El Directorio ratificó a Deloitte & Touche S.R.L. como auditor externo para el ejercicio 2004. En igual sentido, se deja constancia que los auditores externos no han emitido opinión, con salvedad o negativa, respecto de los estados financieros de la Sociedad o de las personas sobre las que ésta ejerce el control.

Telefónica Móviles Perú Holding S.A.A. y sus accionistas

Estructura de la propiedad

Al 31 de diciembre de 2004, el capital social de Telefónica Móviles Perú Holding S.A.A. es de S/. 356 770 987,00, conforme fuera aprobado por la Junta General de Accionistas celebrada el 26 de diciembre de 2001, el mismo que se encuentra íntegramente suscrito y pagado. Dicho capital se encuentra representado por 356 770 987 acciones comunes de un Nuevo Sol cada una.
En noviembre de 2002 se realizó la unificación de las clases de acciones y su conversión en acciones comunes, de acuerdo con lo aprobado por la Junta General de Accionistas,. Estas últimas pasaron a representar el 100% del capital social.

Del total de acciones de Telefónica Móviles Perú Holding, Telefónica Móviles S.A. posee el 97,97%. Por su parte Telefónica S.A. posee el 0,14% del capital social y Telefónica del Perú S.A.A. el 0,0001% de las acciones, siendo el resto de titularidad de los accionistas minoritarios.

Las acciones de Telefónica Móviles Perú Holding S.A.A. son negociadas en la Bolsa de Valores de Lima, bajo la siguiente denominación: TMOVILC1, cuyo valor nominal es de S/. 1.00 cada una.

Distribución accionaría

A continuación se muestra la distribución accionaría al cierre del ejercicio:

	2004
Telefónica Móviles, S.A.	97,97%
Telefónica, S.A.	0,14%
Telefónica del Perú S.A.	0,0001%
Accionistas minoritarios	1,8898%

Al 31 de diciembre de 2004, la participación de los primeros 10 accionistas fue la siguiente:

Accionista	Participación
1er. (*)	97,9705%
2do.	0,1888%
3ro. (**)	0,1396%
4to.	0,1238%
5to.	0,0975%
6to.	0,0477%
7mo.	0,0412%
8vo.	0,0344%
9no.	0,0270%
10mo.	0,0208%

Fuente: Propia empresa

(*) Telefónica Móviles, S.A. pertenece al Grupo Económico de Telefónica, S.A., empresa constituida en España.

(**) Telefónica, S.A empresa constituida en España.

Mientras que la tenencia de acciones es la siguiente:

Tenencia	Número de Accionistas	Porcentaje de participación
Menor al 1%	88 331	2,03%
Entre el 1% - 5%	-	-
Entre 5% - 10%	-	-
Mayor al 10%	1	97,97%
Total	88 332	100,00%

Acción de Telefónica Móviles Perú Holding S.A.A.

Durante el año 2004, el mercado accionario mundial experimentó un incremento, aunque no de la magnitud del año 2003. La incertidumbre respecto a las elecciones en EEUU, unida al alza en el precio del petróleo impidieron un mejor desempeño de las acciones. Tan es así que la mayoría de la mejora en el desempeño en los índices accionarios se

registró hacia el final del año, luego de la parcial caída en el precio del petróleo y las elecciones en EEUU.

El mercado accionario de América Latina tuvo un desempeño superior que el de las economías desarrolladas beneficiándose de los altos precios de los commodities, el incremento gradual en tasas de interés y la estabilidad económica de la región. Esto significó una mejora en el rendimiento de sus activos (tanto bonos como acciones). Así, mientras el índice accionario de la bolsa de EEUU se incrementó en 9%, las bolsas de América Latina experimentaron, en promedio, un crecimiento de 46%. El índice General de la Bolsa de Valores de Lima registró un crecimiento ligeramente superior al promedio (47%).

Cotización de la acción de Telefónica Móviles Holding en la Bolsa de Valores de Lima.

	Ene-04	Feb-04	Mar-04	Abr-04	May-04	Jun-04	Jul-04	Ago-04	Sep-04	Oct-04	Nov-04	Dic-04
Apertura	1,40	1,42	1,44	1,60	1,20	1,24	1,51	1,89	1,90	2,23	2,65	2,65
Máxima	1,55	1,42	1,60	1,60	1,21	1,50	1,90	1,89	2,01	2,86	2,80	2,65
Mínima	1,35	1,42	1,44	1,60	1,12	1,24	1,51	1,83	1,90	2,16	2,65	2,20
Cierre	1,37	1,42	1,60	1,60	1,21	1,50	1,90	1,83	2,01	2,85	2,67	2,52
Promedio	1,49	1,41	1,56	1,59	1,18	1,40	1,80	1,83	1,97	2,56	2,70	2,38

Fuente: Bolsa de Valores de Lima

La rentabilidad de la acción fue de 80%, superior a la del Indice General de la Bolsa de Valores de Lima y mayor a la obtenida en el año 2003 de 8.3%.

Evolución del volumen negociado y precio de la acción de Telefónica Móviles Holding.



45
40
35
30
25
20
15
10
5
Acciones (000)
Volumen
Precio
3,5
3,0
2,5
2,0
1,5
1,0
0,5
S/.
Ene-04 Feb-04 Mar-04 Abr-04 May-04 Jun-04 Jul-04 Ago-04 Sep-04 Oct-04 Nov-04 Dic-04

Capitalización Bursátil

Al cierre del año 2004, la capitalización bursátil de Telefónica Móviles Holding ascendió a S/. 899 millones, lo que representó un incremento de 80% en comparación con el año 2003 y llegó a significar cerca del 1% de la capitalización bursátil de la Bolsa de Valores de Lima.

Dividendos

La compañía tiene como política pagar dividendos hasta un máximo de 50% de la utilidad neta, luego de descontar la reserva legal (10%). Dicho dividendo se entrega en dos partes, un adelanto y el saldo final, luego de terminado el ejercicio y de ser aprobado dicho pago en la Junta General de Accionistas.

El 26 de marzo se realizó la Junta General de Accionistas, dispuso que el íntegro de las utilidades netas correspondientes al ejercicio 2003, luego de detraída la reserva legal y efectuada la deducción de los impuestos de ley correspondientes, sea mantenido en la cuenta de Resultados Acumulados para su posterior aplicación, pudiendo destinarse al pago de dividendos.

Cuestionario Gobierno Corporativo

PRIMERA SECCIÓN

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
1. No se debe incorporar en la agenda asuntos genéricos, debiéndose precisar los puntos a tratar de modo que se discuta cada tema por separado, facilitando su análisis y evitando la resolución conjunta de temas respecto de los cuales se puede tener una opinión diferente. (Principio I.C.1, segundo párrafo)					X	En las agendas de Directorio y Junta General de Accionistas se establece de manera precisa los puntos a tratar. En el caso de las Juntas Generales de Accionistas se pone a disposición de los mismos conjuntamente con la convocatoria las mociones a ser materia de discusión

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
2. El lugar de celebración de las Juntas Generales se debe fijar de modo que se facilite la asistencia de los accionistas a las mismas. (Principio I.C.1, tercer párrafo)					X	El lugar de celebración de las Juntas Generales se fija en la sede social de la sociedad.
3. Los accionistas deben contar con la oportunidad de introducir puntos a debatir, dentro de un límite razonable, en la agenda de las Juntas Generales. Los temas que se introduzcan en la agenda deben ser de interés social y propios de la competencia legal o estatutaria de la Junta. El Directorio no debe denegar esta clase de solicitudes sin comunicar al accionista un motivo razonable. (Principio I.C.2)					X	A la fecha el directorio no ha denegado solicitudes para la introducción de puntos a debatir en la agenda de las Juntas Generales
4. El estatuto no debe imponer límites a la facultad que todo accionista con derecho a participar en las Juntas Generales pueda hacerse representar por la persona que designe. (Principio I.C.4.i)					X	El estatuto social no establece limitaciones a la facultad de los accionistas a hacerse representar por la persona que designe.
5. Es recomendable que la sociedad					X	Todas las

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
emisora de acciones de inversión u otros valores accionarios sin derecho a voto, ofrezca a sus tenedores la oportunidad de canjearlos por acciones ordinarias con derecho a voto o que prevean esta posibilidad al momento de su emisión. (Principio II.A.1, tercer párrafo)						acciones emitidas por la sociedad otorgan derecho a voto.
6. Se debe elegir un número suficiente de directores capaces de ejercer un juicio independiente, en asuntos donde haya potencialmente conflictos de intereses, pudiéndose, para tal efecto, tomar en consideración la participación de los accionistas carentes de control. Los directores independientes son aquellos seleccionados por su prestigio profesional y que no se encuentran vinculados con la administración de la sociedad ni con los accionistas principales de la misma. (Principio II.B) La vinculación se define en el Reglamento de Propiedad Indirecta, Vinculación y Grupo Económico, aprobado por Resolución CONASEV N° 722-97-EF/94.10 y en posteriores disposiciones de carácter general, que al respecto dicte CONASEV. Los accionistas principales son aquellas			X			El actual Directorio está conformado por directores con prestigio profesional que se encuentran vinculados con la administración de la sociedad y con los accionistas principales.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
personas naturales o jurídicas que tienen la propiedad del cinco (5%) o más del capital de la sociedad emisora.						
7. Si bien, por lo general las auditorías externas están enfocadas a dictaminar información financiera, éstas también pueden referirse a dictámenes o informes especializados en los siguientes aspectos: peritajes contables, auditorías operativas, auditorías de sistemas, evaluación de proyectos, evaluación o implantación de sistemas de costos, auditoría tributaria, tasaciones para ajustes de activos, evaluación de cartera, inventarios, u otros servicios especiales. Es recomendable que estas asesorías sean realizadas por auditores distintos o, en caso las realicen los mismos auditores, ello no afecte la independencia de su opinión. La sociedad debe revelar todas las auditorías e informes especializados que realice el auditor. Se debe informar respecto a todos los servicios que la sociedad auditora o auditor presta a la sociedad, especificándose el porcentaje que representa cada uno, y su participación en los ingresos de la sociedad auditora o auditor. (Principio IV.C, segundo, tercer y cuarto					X	La sociedad mantiene la independencia del auditor externo, observando la norma de Sarbanes-Oxley en dicho extremo. El directorio tiene establecida una relación de carácter estable y profesional con el auditor externo, con estricto respeto de su independencia.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
párrafo)						
8. La atención de los pedidos particulares de información solicitados por los accionistas, los inversionistas en general o los grupos de interés relacionados con la sociedad, debe hacerse a través de una instancia y/o personal responsable designado al efecto. (Principio IV. D.2)					X	En la memoria anual se establece la persona responsable de atender los diversos pedidos de información solicitados por accionistas, inversionistas o grupos de interés.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
9. Los casos de duda sobre el carácter confidencial de la información solicitada por los accionistas o por los grupos de interés relacionados con la sociedad deben ser resueltos. Los criterios deben ser adoptados por el Directorio y ratificados por la Junta General, así como incluidos en el estatuto o reglamento interno de la sociedad. En todo caso la revelación de información no debe poner en peligro la posición competitiva de la empresa ni ser susceptible de afectar el normal desarrollo de las actividades de la misma. (Principio IV.D.3)				X		Se ha adoptado a nivel del Grupo Telefónica Directivas relativas a la Información Reservada de la Sociedad.
10. La sociedad debe contar con auditoría interna. El auditor interno, en el ejercicio de sus funciones, debe guardar relación de independencia profesional respecto de la sociedad que lo contrata. Debe actuar observando los mismos principios de diligencia, lealtad y reserva que se exigen al Directorio y la Gerencia. (Principio IV.F, primer párrafo)					X	La auditoría interna es llevada por la Gerencia Central de Control cuya función es auditar a todas las empresas que conforman el Grupo Telefónica en el Perú.
11. El Directorio debe realizar ciertas				X		El Directorio de

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
funciones claves, a saber: Evaluar, aprobar y dirigir la estrategia corporativa; establecer los objetivos y metas así como los planes de acción principales, la política de seguimiento, control y manejo de riesgos, los presupuestos anuales y los planes de negocios; controlar la implementación de los mismos; y supervisar los principales gastos, inversiones, adquisiciones y enajenaciones. (Principio V.D.1)						la Sociedad tiene a su cargo el establecimiento de la estrategia corporativa y los lineamientos generales del negocio. El Marco General de apoderamientos permite al Directorio llevar un control de los principales gastos, inversiones, adquisiciones y enajenaciones de la sociedad.
12. El Directorio debe realizar ciertas funciones claves, a saber: Seleccionar, controlar y, cuando se haga necesario, sustituir a los ejecutivos principales, así como fijar su retribución. (Principio V.D.2)				X		El Directorio tiene dentro de sus funciones el seleccionar y sustituir a los ejecutivos principales de la sociedad.
13. El Directorio debe realizar ciertas funciones claves, a saber:				X		La evaluación de las remuneraciones

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
Evaluar la remuneración de los ejecutivos principales y de los miembros del Directorio, asegurándose que el procedimiento para elegir a los directores sea formal y transparente. (Principio V.D.3)						de los ejecutivos principales y miembros del directorio son realizadas siguiendo políticas corporativas.
14. El Directorio debe realizar ciertas funciones claves, a saber: Realizar el seguimiento y control de los posibles conflictos de intereses entre la administración, los miembros del Directorio y los accionistas, incluidos el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas. (Principio V.D.4)				X		Las normativas internas de control aplicables al Grupo Telefónica permiten realizar un seguimiento adecuado de los posibles conflictos de intereses entre la administración, miembros de Directorio y los accionistas.
15. El Directorio debe realizar ciertas funciones claves, a saber: Velar por la integridad de los sistemas de contabilidad y de los estados financieros de la sociedad, incluida una auditoría independiente, y la existencia de los					X	Los Resultados financieros de la sociedad, debidamente auditados por la auditora externa, son materia de

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
debidos sistemas de control, en particular, control de riesgos financieros y no financieros y cumplimiento de la ley. (Principio V.D.5)						una revisión exhaustiva por parte del Directorio. Asimismo, se lleva un adecuado control de la independencia de la firma auditora a través de la observancia de la Ley Sarbanes-Oxley.
16. El Directorio debe realizar ciertas funciones claves, a saber: Supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios. (Principio V.D.6)			X			El Directorio tiene a su cargo la supervisión de las políticas generales de la sociedad.
17. El Directorio debe realizar ciertas funciones claves, a saber: Supervisar la política de información. (Principio V.D.7)				X		El Directorio de la sociedad ha aprobado normativa de

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
						comunicación de información a los mercados, recayendo en el mismo funciones relacionadas con la definición de reserva de la información

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
18. El Directorio podrá conformar órganos especiales de acuerdo a las necesidades y dimensión de la sociedad, en especial aquélla que asuma la función de auditoría. Asimismo, estos órganos especiales podrán referirse, entre otras, a las funciones de nombramiento, retribución, control y planeamiento. Estos órganos especiales se constituirán al interior del Directorio como mecanismos de apoyo y deberán estar compuestos preferentemente por directores independientes, a fin de tomar decisiones imparciales en cuestiones donde puedan surgir conflictos de intereses. (Principio V.E.1.)				X		A la fecha no se ha designado órganos especiales en la sociedad. Sin embargo, el Directorio tiene facultados para su conformación.
19. El número de miembros del Directorio de una sociedad debe asegurar pluralidad de opiniones al interior del mismo, de modo que las decisiones que en él se adopten sean consecuencia de una apropiada deliberación, observando siempre los mejores intereses de la empresa y de los accionistas. (Principio V.E.3)					X	El Directorio actual está conformado por 6 miembros titulares, lo cual garantiza la pluralidad de opiniones al interior del mismo.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
20. La información referida a los asuntos a tratar en cada sesión, debe encontrarse a disposición de los directores con una anticipación que les permita su revisión, salvo que se traten de asuntos estratégicos que demanden confidencialidad, en cuyo caso será necesario establecer los mecanismos que permita a los directores evaluar adecuadamente dichos asuntos. (Principio V.F, segundo párrafo)					X	Los asuntos a tratar en las sesiones de Directorios son puestas a disposición de los directores conjuntamente con la Agenda dentro del plazo establecido en el estatuto social
21. Siguiendo políticas claramente establecidas y definidas, el Directorio decide la contratación de los servicios de asesoría especializada que requiera la sociedad para la toma de decisiones. (Principio V.F., tercer párrafo)				X		La contratación de servicios de asesoría especializada es realizada de acuerdo al Marco General de apoderamientos que establece la autorización del directorio para la contratación de servicios dependiendo del monto involucrado.

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
22. Los nuevos directores deben ser instruidos sobre sus facultades y responsabilidades, así como sobre las características y estructura organizativa de la sociedad. (Principio V.H.1)				X		Los directores son instruidos adecuadamente con oportunidad de su nombramiento con respecto a sus facultades y responsabilidades, incluyendo la estructura de la sociedad y del Grupo Económico al cual pertenece.
23. Se debe establecer los procedimientos que el Directorio sigue en la elección de uno o más reemplazantes, si no hubiera directores suplentes y se produjese la vacancia de uno o más directores, a fin de completar su número por el período que aún resta, cuando no exista disposición de un tratamiento distinto en el estatuto. (Principio V.H.3)					X	El Estatuto Social establece de manera detallada el procedimiento a seguir en caso de vacancia de uno o más directores, procedimiento que es seguido por el Directorio.
24. Las funciones del Presidente del Directorio, Presidente Ejecutivo de ser el caso, así como del Gerente General deben estar claramente delimitadas en el				X		El Estatuto Social delimita de manera adecuada las

Principio	Cumplimiento					Sustento de la alternativa elegida
	0	1	2	3	4	
estatuto o en el reglamento interno de la sociedad con el fin de evitar duplicidad de funciones y posibles conflictos. (Principio V.I, primer párrafo)						funciones del Directorio y del Gerente General. No existe la figura de Presidente Ejecutivo en la sociedad.
25. La estructura orgánica de la sociedad debe evitar la concentración de funciones, atribuciones y responsabilidades en las personas del Presidente del Directorio, del Presidente Ejecutivo de ser el caso, del Gerente General y de otros funcionarios con cargos gerenciales. (Principio V.I, segundo párrafo)				X		Se encuentran delimitadas las funciones del Presidente del Directorio y del Gerente General de la sociedad.
26. Es recomendable que la Gerencia reciba, al menos, parte de su retribución en función a los resultados de la empresa, de manera que se asegure el cumplimiento de su objetivo de maximizar el valor de la empresa a favor de los accionistas. (Principio V.I.5.)					X	Se ha establecido que parte de la retribución de la Gerencia esté fijada en función a los resultados de la empresa.

Fuentes de información

OFICINA PRINCIPAL

Telefónica Móviles Perú Holding S.A.A.
Dirección: Av. Juan de Arona 786, Piso 10, San Isidro
Teléfono: 9981-8930 / 9981-8940
Fax: 221-3089

INFORMACIÓN FINANCIERA

Telefónica Móviles Perú Holding S.A.A.
Dirección: Av. Juan de Arona 786, Piso 10, San Isidro
Teléfono: 9981-8930 / 9981-8940
Fax: 221-3089
Responsable: Sr. César Linares Rosas
E-mail : clinares@tp.com.pe
Homepage: http://www.telefonica.com.pe/c_moviles.shtml

INFORMACIÓN DE MERCADO

Bolsa de Valores de Lima
Dirección: Jr. Miro Quesada 127, Lima
Teléfono: 619-3333
Fax: 619-3359
Homepage: http://www.bvl.com.pe

Cavali ICLV
Dirección: Pasaje Acuña 106, Lima
Teléfono: 311-2200
Fax: 311-2214
Homepage: http://www.cavali.com.pe

Comisión Nacional Supervisora de Empresas y Valores – CONASEV

Dirección: Av.Santa Cruz 315 - Miraflores, LIMA 18, PERU

Teléfono: 6106300

Homepage: http://www.conasev.gob.pe

Departamento de valores

Dirección: Av. Arequipa 1155 4° piso , Santa Beatriz

Lima 1-Perú

Teléfono: 210-1181

Fax: 4704125

Responsable: Sr. Miguel Vilchez :

E-mail: mvilchez@tp.com.pe

Homepage: http://www.telefonica.com.pe/empresasgrupo/accionista/accionista.html

File No. 82-5134

Telefónica Móviles Perú Holding S.A.A. y Subsidiaria

Dictamen de los Auditores Independientes

Estados Financieros Consolidados

Años Terminados el 31 de Diciembre de 2004 y de 2003

Deloitte

Gris, Hernández y Asociados S.C.
Las Begonias 441, Piso 6
San Isidro, Lima 27
Perú

Tel: + 51 (1) 211 8585
Fax: + 51 (1) 211 8586
www.deloitte.com

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A los Señores Accionistas de
Telefónica Móviles Perú Holding S.A.A.

Hemos auditado los balances generales consolidados adjuntos de Telefónica Móviles Perú Holding S.A.A. (Subsidiaria de Telefónica Móviles, S.A., empresa constituida en España) y Subsidiaria al 31 de diciembre de 2004 y de 2003, y los correspondientes estados consolidados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas. Estos estados financieros consolidados son responsabilidad de la Gerencia de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros consolidados basada en nuestras auditorías.

Nuestras auditorías fueron efectuadas de acuerdo con Normas de Auditoría Generalmente Aceptadas en Perú. Tales normas requieren que planifiquemos y realicemos la auditoría para obtener seguridad razonable de que los estados financieros consolidados no contienen errores significativos. Una auditoria incluye el examen, basado en comprobaciones selectivas, de la evidencia que respalda las cifras y revelaciones expuestas en los estados financieros consolidados. Una auditoría también incluye una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la Gerencia, así como una evaluación de la presentación general de los estados financieros consolidados. Consideramos que nuestras auditorías proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes indicados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de Telefónica Móviles Perú Holding S.A.A. y Subsidiaria al 31 de diciembre de 2004 y de 2003, y los resultados consolidados de sus operaciones y sus flujos de efectivo consolidados por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en Perú.

Gris Hernández y Asociados

Refrendado por

__________________(Socio)
Eduardo Gris Percovich
CPC Matrícula No.12159

31 de enero de 2005

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA

BALANCES GENERALES CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2004 Y DE 2003
En moneda constante

ACTIVO	Nota	2004 S/.000	2003 S/.000
ACTIVO CORRIENTE:			
Caja y bancos	5	98,955	138
Cuentas por cobrar comerciales, netas	6	78,469	88,312
Cuentas por cobrar a empresas relacionadas	14	1,677	181,987
Otras cuentas por cobrar	7	26,466	34,138
Existencias, netas	8	56,046	49,691
Gastos pagados por anticipado		6,589	2,088
Total activo corriente		268,202	356,354
ACTIVO NO CORRIENTE:			
Inmuebles, planta y equipo, neto	9	1,131,639	1,235,448
Intangibles, neto	10	34,743	34,516
Total activo no corriente		1,166,382	1,269,964
TOTAL ACTIVO		1,434,584	1,626,318

PASIVO Y PATRIMONIO NETO	Nota	2004 S/.000	2003 S/.000
PASIVO CORRIENTE:			
Cuentas por pagar comerciales	11	161,469	210,866
Cuentas por pagar a empresas relacionadas	14	146,733	46,907
Tributos, remuneraciones y otras cuentas por pagar	12	61,397	51,601
Porción corriente de la deuda a largo plazo	13	3,003	237,951
Total pasivo corriente		372,602	547,325
PASIVO NO CORRIENTE:			
Deuda a largo plazo	13	29,029	35,454
Otras cuentas por pagar a largo plazo	15	74,653	-
Impuesto a la renta y participación de los trabajadores diferido	18	19,273	46,349
Total pasivo no corriente		122,955	81,803
TOTAL PASIVO		495,557	629,128
PATRIMONIO NETO:	16		
Capital social		379,687	379,687
Capital adicional		402,427	464,776
Reserva legal		15,691	15,272
Resultados acumulados		141,222	137,455
TOTAL PATRIMONIO NETO		939,027	997,190
TOTAL PASIVO Y PATRIMONIO NETO		1,434,584	1,626,318

Ver notas a los estados financieros consolidados.

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA

ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y DE 2003
En moneda constante

	Nota	2004 S/.000	2003 S/.000
INGRESOS OPERATIVOS:			
Interconexión con Telefónica del Perú S.A.A.		333,709	393,869
Tráfico		442,093	392,295
Otros		234,366	230,269
Total ingresos operativos		1,010,168	1,016,433
GASTOS OPERATIVOS:			
Interconexión		(97,476)	(89,264)
Depreciación	9	(236,179)	(239,017)
Amortización	10	(13,120)	(16,790)
Generales	19	(325,922)	(279,437)
Materiales y suministros	8	(196,305)	(144,362)
Personal	20	(55,572)	(60,756)
Honorario por transferencia de capacidad técnica y de gestión	22	(44,039)	(76,324)
Capitalización de gastos por la construcción de planta telefónica		-	3,289
Total gastos operativos		(968,613)	(902,661)
UTILIDAD DE OPERACION		41,555	113,772
OTROS INGRESOS (GASTOS):			
Gastos financieros, neto	21	(4,949)	(9,598)
Otros ingresos, neto		88	(143)
Resultado por exposición a la inflación		11,002	(6,922)
Total		6,141	(16,663)
UTILIDAD ANTES DE LA PARTICIPACION DE LOS TRABAJADORES Y DEL IMPUESTO A LA RENTA		47,696	97,109
Participación de los trabajadores	18	(11,944)	(10,961)
Impuesto a la renta	18	(31,566)	(25,949)
UTILIDAD NETA		4,186	60,199
		S/.	S/.
UTILIDAD POR ACCION BASICA Y DILUIDA	23	0.012	0.169

Ver notas a los estados financieros consolidados.

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA

ESTADOS CONSOLIDADOS DE CAMBIOS EN EL PATRIMONIO NETO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y DE 2003
En moneda constante

	Nota	Número de Acciones	Capital Social S/.000	Capital Adicional S/.000	Reserva Legal S/.000	Resultados Acumulados S/.000	Total S/.000
Saldos al 1 de enero de 2003		356,770,987	379,687	464,776	9,252	83,276	936,991
Utilidad neta		-	-	-	-	60,199	60,199
Transferencia		-	-	-	6,020	(6,020)	-
Saldos al 31 de diciembre de 2003		356,770,987	379,687	464,776	15,272	137,455	997,190
Ajuste relacionado con la transferencia del bloque patrimonial	15, 16 (b)	-	-	(62,349)	-	-	(62,349)
Utilidad neta		-	-	-	-	4,186	4,186
Transferencia		-	-	-	419	(419)	-
Saldos al 31 de diciembre de 2004		356,770,987	379,687	402,427	15,691	141,222	939,027

Ver notas a los estados financieros consolidados.

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y DE 2003
En moneda constante

	2004 S/.000	2003 S/.000
ACTIVIDADES DE OPERACION:		
Cobranzas a clientes	1,197,078	964,581
Pagos a proveedores	(566,989)	(535,014)
Pagos a trabajadores	(76,517)	(66,702)
Pagos de tributos	(65,618)	(110,571)
Otros pagos, neto	(1,881)	(22,837)
Efectivo neto proveniente de las actividades de operación	486,073	229,457
ACTIVIDADES DE INVERSION:		
Compra de inmuebles, planta y equipo	(145,883)	(181,390)
Efectivo utilizado en las actividades de inversión	(145,883)	(181,390)
ACTIVIDADES DE FINANCIAMIENTO:		
Amortización de deuda a largo plazo	(241,373)	(47,954)
Efectivo utilizado en las actividades de financiamiento	(241,373)	(47,954)
AUMENTO NETO DE EFECTIVO	98,817	113
SALDO DE EFECTIVO AL INICIO DEL EJERCICIO	138	25
SALDO DE EFECTIVO AL FINAL DEL EJERCICIO	98,955	138

(Continúa)

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y DE 2003
En moneda constante

	2004 S/.000	2003 S/.000
CONCILIACION DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE LAS ACTIVIDADES DE OPERACION:		
Utilidad neta	4,186	60,199
Más (menos) - Partidas que no representan ingresos o desembolsos de efectivo:		
Depreciación	236,179	239,017
Amortización	13,120	16,790
Impuesto a la renta y participación de los trabajadores diferido	(12,606)	(13,072)
Provisión para cuentas de cobranza dudosa	4,677	10,999
Provisión para desvalorización de existencias	1,266	1,816
Provisiones fiscales	14,884	-
Ajuste de inmuebles, planta y equipo, intangibles y otros	(2,000)	(885)
Cargos y abonos por cambios netos en las cuentas de activo y pasivo:		
Disminución en cuentas por cobrar comerciales	5,166	4,312
Disminución (aumento) en cuentas por cobrar a empresas relacionadas	180,310	(54,225)
Disminución (aumento) en otras cuentas por cobrar	7,672	(23,983)
Aumento en existencias, netas	(7,621)	(3,965)
(Aumento) disminución en gastos pagados por anticipado	(4,501)	1,700
(Disminución) aumento en cuentas por pagar comerciales	(49,397)	73,561
Aumento (disminución) en cuentas por pagar a empresas relacionadas	99,826	(61,039)
Disminución en tributos, remuneraciones y otras cuentas por pagar	(5,088)	(21,768)
Efectivo neto proveniente de las actividades de operación	486,073	229,457
Transacciones que no representan flujos de efectivo:		
Ingreso por deuda a largo plazo	21,263	236,124
Amortización de deuda a largo plazo	(21,263)	(236,124)
Ajuste relacionado con la transferencia del bloque patrimonial	62,349	-

Ver notas a los estados financieros consolidados.

TELEFONICA MOVILES PERU HOLDING S.A.A. Y SUBSIDIARIA

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y DE 2003

1. ACTIVIDAD ECONOMICA

Telefónica Móviles Perú Holding S.A.A., en adelante la Compañía, es subsidiaria de Telefónica Móviles, S.A. (empresa constituida en España) y fue constituida el 17 de noviembre de 2000 por Telefónica del Perú S.A.A. El objetivo principal de la Compañía es adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera sea su objeto o actividad. La dirección fiscal registrada de la Compañía es Calle Schell 310, Lima, Perú.

Los estados financieros consolidados incluyen a Telefónica Móviles S.A.C. (en adelante la Subsidiaria), la cual fue constituida el 25 de febrero de 1999 para brindar servicios de telefonía móvil, troncalizado, buscapersonas, servicios móviles por satélite, entre otros.

En setiembre de 2000, Telefónica del Perú S.A.A. aprobó un Proyecto de Reorganización Múltiple, por el cual se combinan dos procesos, uno de escisión y otro de fusión, que rigieron a partir del 1 de enero de 2001. Como consecuencia de esta reorganización la Compañía resultó tenedora del 99.99 por ciento de las acciones de la Subsidiaria, entidad que se dedica a prestar servicios de telefonía móvil.

El número de empleados de la Subsidiaria al 31 de diciembre de 2004 y de 2003 era de 631 y 652, respectivamente. La Compañía no tiene empleados.

Los estados financieros de la Subsidiaria muestran los siguientes saldos al 31 de diciembre de 2004 y de 2003:

	2004 S/.000	2003 S/.000
Total activos	1,434,583	1,627,679
Total pasivos	493,951	629,087
Total patrimonio neto	940,632	998,592
Utilidad neta	4,389	60,607

La Compañía posee 99.9 por ciento de la participación en el capital de la Subsidiaria al 31 de diciembre de 2004 y de 2003.

Los estados financieros consolidados por el año terminado el 31 de diciembre de 2003 fueron aprobados en Junta General de Accionistas realizada el 26 de marzo de 2004. Los estados financieros consolidados por el año terminado el 31 de diciembre de 2004 adjuntos, serán presentados para su aprobación en la Junta General de Accionistas que se efectuará dentro de los plazos establecidos por ley. En opinión de la Gerencia, los estados financieros

consolidados adjuntos serán aprobados en dicha Junta General de Accionistas sin modificaciones.

2. CONTRATOS DE CONCESION

La Subsidiaria tiene suscritos con el Estado Peruano, representado por el Ministerio de Transportes y Comunicaciones (MTC), los siguientes contratos de concesión para la prestación de: (i) servicio público de telefonía móvil en el área de Lima y la Provincia Constitucional del Callao, (ii) servicio público de telefonía móvil a nivel nacional, (iii) servicio público de buscapersonas en el departamento de Lima y (iv) servicio público de buscapersonas a nivel nacional. Dichos contratos fueron transferidos a la Subsidiaria por Telefónica del Perú S.A.A. en 1999, y fueron aprobados mediante las Resoluciones Ministeriales N°373-91-TCC/15.17, N°055-92-TCC/15.17, N°612-92-TCC/15.17 y N°068-96-MTC/15.17, respectivamente. Los contratos de concesión, establecen, entre otros, los siguientes aspectos:

(a) El plazo de la concesión es de veinte (20) años. Para el servicio público de buscapersonas, la concesión puede ser renovada gradualmente a solicitud de la Subsidiaria.

(b) Los servicios de telefonía móvil y los servicios buscapersonas se encuentran en un régimen de tarifas tope.

(c) La obligación de celebrar contratos para interconectarse con otras compañías prestadoras de servicios de telefonía móvil, con aprobación del Organismo Supervisor de Inversión Privada en Telecomunicaciones – OSIPTEL.

(d) Una serie de obligaciones para el servicio de telefonía móvil y para el servicio de buscapersonas relacionadas con la mejora de la calidad del servicio y del plan de expansión.

La Gerencia considera que, a la fecha de los estados financieros consolidados, se está cumpliendo en esencia con las obligaciones indicadas en los contratos de concesión respectivos.

3. PRINCIPALES PRINCIPIOS Y PRACTICAS DE CONTABILIDAD

Los principales principios y prácticas de contabilidad utilizados por la Compañía y su Subsidiaria se describen a continuación:

(a) Base de presentación

Los estados financieros consolidados se preparan y presentan de acuerdo con principios de contabilidad generalmente aceptados en Perú, los cuales comprenden a las Normas Internacionales de Contabilidad (NIC) y los procedimientos del Comité de Interpretaciones (SIC), oficializados por el Consejo Normativo de Contabilidad (CNC). Al 31 de diciembre

de 2004, el CNC ha oficializado las NIC 1 a la 41 y las SIC 1 a la 33, las mismas que a dicha fecha se encuentran vigentes en Perú.

En abril de 2002, la Junta de Normas Internacionales de Contabilidad, ("IASB" por sus siglas en inglés), aprobó la publicación de la introducción a las Normas Internacionales de Información Financiera ("IFRS" por sus siglas en inglés), en la cual quedó establecido que: cuando el término IFRS sea usado, éste incluye a las normas e interpretaciones aprobadas por la IASB, las normas internacionales de contabilidad, y las interpretaciones SIC emitidas por organismos previos. A la fecha, la IASB viene efectuando ciertas modificaciones y emitiendo nuevas versiones de las NIC en reemplazo de las anteriormente utilizadas; también está promulgando diversas IFRS. A nivel internacional, las referidas modificaciones y algunas versiones actualizadas de las NIC se encuentran vigentes, o entrarán en vigencia conjuntamente con las IFRS a partir del 1 de enero de 2005. Estas modificaciones así como las nuevas normas emitidas, serán aplicables en Perú cuando el CNC las oficialice. A la fecha, la Gerencia estima que no es posible determinar el efecto que tales cambios podrían tener en los estados financieros consolidados de la Compañía y su Subsidiaria, debido a que no se conoce la oportunidad en que serán aprobadas las mismas.

En la preparación y presentación de los estados financieros consolidados al 31 de diciembre de 2004 y de 2003, la Compañía y su Subsidiaria han observado el cumplimiento de las NIC y SIC vigentes en Perú que le son aplicables.

(b) Ajustes de moneda constante

Los estados financieros consolidados se preparan siguiendo la base contable de costos históricos y hasta el 31 de diciembre de 2004, ver párrafo siguiente, se ajustan a moneda constante para reflejar las variaciones en el poder adquisitivo de la moneda peruana, utilizando factores de ajuste derivados del Indice de Precios al por Mayor a Nivel Nacional (IPM). Por los años 2004 y 2003, la variación del IPM fue de 4.9 por ciento y 2 por ciento, respectivamente. El ajuste ha sido efectuado de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad, esto es, (a) las partidas no monetarias de los estados financieros consolidados han sido ajustadas, (b) las partidas monetarias y las partidas en moneda extranjera no se ajustan porque están expresadas en nuevos soles de poder adquisitivo de la fecha del balance general consolidado, (c) el resultado por exposición a la inflación (REI) es incluido en el estado consolidado de ganancias y pérdidas, y (d) los estados financieros consolidados ajustados del ejercicio 2003 han sido actualizados a nuevos soles de poder adquisitivo del 31 de diciembre de 2004 para propósito de comparación, usando el factor de actualización 1.049.

Mediante Resolución del Consejo Normativo de Contabilidad No. 031 de 11 de mayo de 2004, y por Ley N° 28394 del 22 de noviembre de 2004, se ha suspendido a partir del ejercicio 2005, el ajuste de los estados financieros consolidados por efecto de la inflación, tanto para efectos contables como tributarios. Ambos dispositivos contemplan que los saldos finales ajustados por efectos de la inflación al 31 de diciembre de 2004, deben ser considerados como saldos iniciales históricos a partir del 1 de enero de 2005.

(c) Uso de estimaciones

La preparación de los estados financieros consolidados requiere que la Gerencia realice estimados que afectan las cifras reportadas de activos, pasivos, la revelación de contingencias activas y pasivas a la fecha del balance general consolidado, y la revelación de hechos importantes incluidos en las notas a los estados financieros consolidados; así como las cifras reportadas de ingresos y gastos durante el período de reporte. Los resultados finales podrían diferir de dichas estimaciones. Las estimaciones significativas relacionadas con los estados financieros consolidados son la provisión para cuentas de cobranza dudosa y para desvalorización de existencias, la depreciación de inmuebles, planta y equipo, la amortización de activos intangibles, los desembolsos capitalizados en obras en curso, el estimado de provisiones diversas, el impuesto a la renta y participación de los trabajadores corriente y diferido, y la estimación de los ingresos devengados.

d) Principios de consolidación

Los estados financieros consolidados al 31 de diciembre de 2004 y de 2003, incluyen los estados financieros de la Compañía y de su Subsidiaria de propiedad directa, tal como se detalla en la nota 1.

Todas las cuentas y transacciones significativas entre estas compañías, incluyendo las ganancias y pérdidas no realizadas han sido eliminadas en los estados financieros consolidados adjuntos. Los estados financieros consolidados se preparan usando políticas contables uniformes para transacciones y hechos similares. El interés minoritario resultante del proceso de consolidación no es significativo.

(e) Activos y pasivos en moneda extranjera

Los activos y pasivos en moneda extranjera están expresados en moneda nacional al tipo de cambio de la fecha del balance general consolidado. Las ganancias y pérdidas relacionadas con las transacciones en moneda extranjera se registran en el estado consolidado de ganancias y pérdidas, en el rubro "Resultado por exposición a la inflación".

(f) Instrumentos financieros

Los activos y pasivos financieros presentados en el balance general consolidado corresponden, principalmente a caja y bancos, cuentas por cobrar comerciales, cuentas por cobrar a empresas relacionadas, otras cuentas por cobrar, y la totalidad de los pasivos, excepto por el impuesto a la renta y la participación de los trabajadores diferido. Las políticas contables sobre el reconocimiento y la valuación de estas partidas se revelan en las respectivas políticas contables descritas en esta nota.

Los instrumentos financieros se clasifican en pasivos o patrimonio de acuerdo con la sustancia del acuerdo contractual que les dio origen. Los intereses, las ganancias y las pérdidas generadas por un instrumento financiero clasificado como pasivo, se registran como gastos o ingresos. Los pagos a los tenedores de los instrumentos financieros registrados como patrimonio se registran directamente en el patrimonio neto consolidado.

Los instrumentos financieros se compensan cuando la Compañía y su Subsidiaria tienen el derecho legal de compensarlos y la Gerencia tiene la intención de cancelarlos sobre una base neta o de realizar el activo y cancelar el pasivo simultáneamente.

La Subsidiaria utilizó hasta agosto de 2003 contratos forward de tipo de cambio para administrar su posición cambiaria en los cuales la contraparte fue Telefónica del Perú S.A.A. A la fecha, la Subsidiaria no ha firmado nuevos contratos forward.

(g) Cuentas por cobrar comerciales

Las cuentas por cobrar comerciales son expresadas a su valor nominal y se presentan en el balance general consolidado, netas de la provisión para cuentas de cobranza dudosa. Las cuentas por cobrar comerciales incluyen los ingresos estimados por los servicios no facturados a la fecha del balance general consolidado, ver párrafo (l).

La provisión para cuentas de cobranza dudosa se determina sobre las deudas vencidas con una antigüedad mayor a cuatro meses desde la fecha de facturación. En el caso de las cuentas por cobrar a distribuidores, agencias y grandes superficies, se registra como provisión el cincuenta por ciento de las cuentas por cobrar con una antigüedad entre 150 y 360 días y el cien por ciento de las cuentas por cobrar con una antigüedad mayor a 360 días. En ambos casos, la provisión se registra con cargo a los resultados en el ejercicio en el cual la Gerencia determina la necesidad de constituirla.

En opinión de la Gerencia, este procedimiento permite estimar razonablemente la provisión para cuentas de cobranza dudosa, de acuerdo con el mercado peruano.

(h) Existencias

Las existencias corresponden principalmente a equipos terminales que están valuados al costo. Los equipos terminales son registrados en los resultados cuando son entregados en venta a los clientes finales y se presentan en el rubro "Materiales y suministros" del estado consolidado de ganancias y pérdidas. Los equipos terminales entregados en alquiler son reclasificados al rubro "Inmuebles, planta y equipo" y depreciados siguiendo el método de línea recta. La Gerencia de la Subsidiaria determina la necesidad de la provisión por desvalorización en función a un análisis efectuado sobre la rotación de los equipos terminales. La provisión se registra con cargo a los resultados del ejercicio.

(i) Inmuebles, planta y equipo

Los inmuebles, planta y equipo se presentan al costo, neto de depreciación acumulada. Este rubro incluye aquellos gastos relacionados directamente con la construcción de la planta telefónica, que son capitalizados como parte del costo de los activos con los que se relacionan.

La depreciación se calcula siguiendo el método de línea recta utilizando las siguientes vidas útiles estimadas:

	Años
Edificios y otras construcciones	33
Planta telefónica	1, 2, 10 y 15
Equipos	5 y 10
Unidades de transporte	5
Muebles y enseres	10

La Gerencia revisa periódicamente la vida útil y el método de depreciación para asegurarse que sean consistentes con el patrón previsto de beneficios económicos de las partidas de inmuebles, planta y equipo.

Los desembolsos incurridos después que un activo ha sido puesto en uso se capitalizan como costo adicional de este activo, únicamente cuando es probable que tales desembolsos resultarán en beneficios económicos futuros superiores al rendimiento normal evaluado originalmente para dicho activo. El mantenimiento y las reparaciones son cargados a gastos operativos según se incurren.

Las obras en curso representan, principalmente, la planta e inmuebles en construcción y se registran al costo. Esto incluye el costo de construcción, planta y equipo y otros costos directos. Las construcciones en proceso no se deprecian hasta que los activos relevantes se terminen y estén operativos.

(j) Arrendamiento financiero

Los contratos de arrendamiento financiero son contabilizados registrando, al inicio de los contratos, los activos y pasivos en el balance general consolidado, por un importe igual al valor razonable de la propiedad arrendada o, si es menor, al valor presente de las cuotas de arrendamiento. Al calcular el valor presente de las cuotas de arrendamiento, sin considerar el seguro, el factor de descuento utilizado es la tasa de interés implícita en el contrato de arrendamiento. Los costos directos iniciales se consideran como parte del activo. Los pagos por arrendamiento se distribuyen entre las cargas financieras y la reducción del pasivo. La carga financiera se distribuye en los períodos que dure el arrendamiento para generar un tipo de interés constante sobre el saldo en deuda del pasivo para cada período.

El arrendamiento financiero genera gastos de depreciación por el activo, así como gastos financieros para cada período contable. La política de depreciación aplicable a los activos arrendados es consistente con la política para los otros activos depreciables.

(k) Intangibles

Los intangibles se registran inicialmente al costo. Un activo se reconoce como intangible si es probable que los beneficios económicos futuros atribuibles que genere fluirán a la Subsidiaria y su costo puede ser medido confiablemente. Después del reconocimiento inicial, los intangibles se miden al costo menos la amortización acumulada y cualquier

pérdida acumulada por desvalorización, ver párrafo (n). Los intangibles se amortizan bajo el método de línea recta, sobre la base de su vida útil estimada, que es de cinco años. El período y el método de amortización se revisan al final de cada año.

(l) Reconocimiento de ingresos, costos y gastos

Los ingresos por servicios de telefonía (interconexión, tráfico y otros) son reconocidos en el periodo en que se brinda el servicio, medidos principalmente por el tiempo de tráfico procesado y en el caso de bienes (equipos terminales), cuando son transferidos al cliente final. Los ingresos devengados que no son facturados a la fecha de los estados financieros consolidados son estimados mediante información obtenida del área comercial de la Subsidiaria.

Los costos, gastos y otros ingresos, se reconocen a medida que se devengan, independientemente del momento en que se realizan, y se registran en los períodos con los cuales se relacionan.

(m) Impuesto a la renta y participación de los trabajadores

El impuesto a la renta y la participación de los trabajadores son determinados de acuerdo con las disposiciones tributarias y legales aplicables en Perú. La tasa de impuesto a la renta para la Compañía y la Subsidiaria es de 30 por ciento (27 por ciento en el 2003) y la participación de los trabajadores en el caso de la Subsidiaria es de 10 por ciento. Asimismo, se reconoce el impuesto a la renta y la participación de los trabajadores diferido siguiendo el método del balance. De acuerdo con dicho método:

- Se reconoce el activo y pasivo diferido relacionado con los efectos tributarios futuros de las diferencias temporales a la tasa de impuesto y al porcentaje de participación de los trabajadores a las que la Compañía y su Subsidiaria esperan liquidar dichos impuestos y participaciones en el caso de la Subsidiaria.

- El activo diferido se reduce, si es necesario, por los importes de beneficios tributarios que, de acuerdo con evidencia disponible, se estima que podrían no ser realizables.

Las diferencias temporales son aquellas surgidas entre la base de reporte financiero y tributario de un activo o pasivo que en un momento futuro serán revertidas, resultando en un ingreso o gasto por impuesto a la renta y participación de los trabajadores.

Las diferencias temporales son gravables o deducibles cuando el activo relacionado es recuperado o el pasivo relacionado es liquidado, respectivamente. El activo o pasivo diferido por impuesto a la renta y participación de los trabajadores representa el importe de impuesto y participación de los trabajadores a recuperar o pagar en años futuros, respectivamente.

Conforme lo establece la norma contable, el impuesto y participaciones diferido se determina con base en la tasa de impuesto aplicable a sus utilidades no distribuidas; reconociendo cualquier impuesto adicional por la distribución de dividendos en la fecha que

se reconoce el pasivo por dicho concepto. A partir del 31 de diciembre de 2003, en el caso de la Subsidiaria, se ha considerado la nueva tasa del impuesto a la renta de 30 por ciento, que entró en vigencia a partir del año 2004.

(n) Desvalorización de activos

Periódicamente, o bien cuando existen acontecimientos o cambios económicos que indiquen que el valor de un activo pueda no ser recuperable, la Gerencia revisa el valor de sus activos a largo plazo, básicamente los inmuebles, planta y equipo e intangibles, para verificar que no exista ningún deterioro en el valor de estos activos. Cuando el valor de un activo en libros excede su valor recuperable, se reconoce una pérdida por desvalorización en el estado consolidado de ganancias y pérdidas.

El valor recuperable es el mayor entre el precio de venta neto y su valor en uso. El precio de venta neto es el monto que se puede obtener en la venta de un activo en un mercado libre, mientras que el valor en uso es el valor presente de los flujos futuros estimados del uso continuo de un activo y de su disposición al final de su vida útil. Los importes recuperables se estiman para cada activo o, si no es posible, para la unidad generadora de efectivo.

La reversión de las pérdidas por desvalorización reconocidas en años anteriores es registrada cuando hay una indicación de que las pérdidas ya no existen o han disminuido. La reversión se registra en el estado consolidado de ganancias y pérdidas.

(o) Provisiones

Se reconoce una provisión sólo cuando la Compañía y su Subsidiaria tienen una obligación presente (legal o implícita) como resultado de un evento pasado, es probable que se requieran recursos para cancelar la obligación y puede hacerse una estimación fiable del importe de la obligación. Las provisiones se revisan en cada período y se ajustan para reflejar la mejor estimación que se tenga a la fecha del balance general consolidado.

Cuando el efecto del valor del dinero en el tiempo es importante, el monto de la provisión es el valor presente de los desembolsos que se espera incurrir para cancelarla.

Las contingencias posibles no se reconocen en los estados financieros consolidados. Estas se revelan en notas a los estados financieros consolidados excepto que la posibilidad de que se desembolse un flujo económico sea remota.

(p) Efectivo

El efectivo presentado en el estado consolidado de flujos de efectivo está conformado por el saldo de caja y bancos presentado en el balance general consolidado.

(q) Utilidad por acción

La utilidad por acción básica y diluida ha sido calculada sobre la base del promedio ponderado de las acciones comunes en circulación a la fecha del balance general consolidado. Las acciones emitidas o anuladas por la reexpresión del capital social proveniente del ajuste por inflación de los estados financieros consolidados constituyen una división de acciones y, por lo tanto, para el cálculo del promedio ponderado del número de acciones, se considera que estas acciones siempre estuvieron en circulación.

(r) Reclasificaciones

Ciertas reclasificaciones han sido efectuadas a los estados financieros consolidados de 2003 para hacerlos comparables con los estados financieros consolidados al 31 de diciembre de 2004. La principal reclasificación corresponde al monto del pasivo diferido por impuesto a la renta y participación de los trabajadores por S/.42,973,000 que se presentó en el rubro "Otras cuentas por pagar a largo plazo" al 31 de diciembre de 2003. Los importes de las otras reclasificaciones no son significativos en relación con los estados financieros consolidados tomados en su conjunto.

4. TRANSACCIONES EN MONEDA EXTRANJERA

(a) Las operaciones en moneda extranjera se efectúan a las tasas de cambio del mercado libre. Al 31 de diciembre de 2004, el tipo de cambio promedio ponderado del mercado libre publicado por la Superintendencia de Banca y Seguros para las transacciones en dólares estadounidenses era de S/.3.280 para la compra y S/.3.283 para la venta (S/.3.461 y S/.3.464 al 31 de diciembre de 2003, respectivamente) por US$1.00.

(b) Al 31 de diciembre de 2004 y de 2003, la Compañía y su Subsidiaria tenían los siguientes activos y pasivos en moneda extranjera:

	2004 US$000	2003 US$000
Activos:		
Caja y bancos	23,569	16
Cuentas por cobrar comerciales, netas	8,747	13,227
Cuentas por cobrar a empresas relacionadas (c)	170	84,483
Total	32,486	97,726
Pasivos:		
Cuentas por pagar comerciales	(29,831)	(37,965)
Cuentas por pagar a empresas relacionadas (c)	(11,001)	(2,450)
Deuda a largo plazo	(9,757)	(42,475)
Total	(50,589)	(82,890)
Posición (pasiva) activa neta	(18,103)	14,836

(c) Las cuentas con empresas relacionadas se presentan netas de su respectiva cuenta por cobrar o por pagar en moneda nacional.

(d) En años anteriores la devaluación (revaluación) de la moneda peruana respecto al dólar estadounidense y la inflación (deflación) de acuerdo con el Indice de Precios al por Mayor a Nivel Nacional, publicado por el Instituto Nacional de Estadística e Informática, han sido como sigue (en porcentajes):

Año	Devaluación (Revaluación)	Inflación (Deflación)
2001	(2.30)	(2.20)
2002	2.00	1.70
2003	(1.45)	2.00
2004	(5.23)	4.89

5. CAJA Y BANCOS

(a) A continuación se presenta la composición del rubro:

	2004	2003
	S/.000	S/.000
Caja y fondo fijo	48	67
Cuentas corrientes	39,334	71
Depósitos a plazo	59,573	-
Total	98,955	138

(b) Las cuentas corrientes y los depósitos a plazo se mantienen en bancos locales y están denominados en nuevos soles y dólares estadounidenses. Los depósitos a plazo son remunerados a tasas vigentes en el mercado local.

6. CUENTAS POR COBRAR COMERCIALES, NETAS

(a) A continuación se presenta la composición del rubro:

	2004	2003
	S/.000	S/.000
Clientes (b)	137,810	143,951
Operadores (c)	20,546	21,071
Distribuidores, agencias y grandes superficies (d)	16,869	39,105
Estimado de ingresos, nota 3(l)	38,390	29,392
Sub-total	213,615	233,519
Provisión para cuentas de cobranza dudosa (e)	(135,146)	(145,207)
Total	78,469	88,312

Las cuentas por cobrar comerciales están denominadas en dólares estadounidenses, tienen vencimiento corriente y no generan intereses. Al inicio de cada mes, la Subsidiaria anula el estimado de ingresos del mes anterior y registra la facturación real. Como consecuencia de dicho procedimiento, no han existido diferencias significativas entre los importes de ingresos estimados y los realmente facturados al 31 de diciembre de 2004 y de 2003.

(b) Las cuentas por cobrar a clientes corresponden a los abonados que perciben el servicio de móvil (tráfico cursado).

(c) Las cuentas por cobrar a operadores corresponden principalmente a TIM Perú S.A.C. y Nextel del Perú S.A., por conceptos de interconexión y "roaming". Dichos operadores representan al 31 de diciembre de 2004, el 53 y 33 por ciento del saldo por cobrar, respectivamente (42 y 49 por ciento, respectivamente al 31 de diciembre de 2003).

(d) Las cuentas por cobrar a distribuidores, agencias y grandes superficies corresponden aproximadamente a 557 canales de ventas (593 al 31 de diciembre de 2003). Al 31 de diciembre de 2004 y de 2003, ninguno de estos canales de venta representa más del 10 por ciento del saldo de la cuenta por cobrar.

(e) El movimiento de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2004 S/.000	2003 S/.000
Saldo inicial	145,207	140,077
Más (menos):		
Provisión del ejercicio, nota 19 (a)	4,677	10,999
Reversión de provisión de años anteriores	(500)	-
Otros	66	96
Resultado por exposición a la inflación	(14,304)	(5,965)
Saldo final	135,146	145,207

La provisión para cuentas de cobranza dudosa se presenta dentro del rubro "Gastos generales" en el estado consolidado de ganancias y pérdidas.

En opinión de la Gerencia, el saldo de la provisión para cuentas de cobranza dudosa determinada según los criterios indicados en la nota 3 (g), cubre adecuadamente el riesgo estimado de pérdidas en las cuentas por cobrar comerciales al 31 de diciembre de 2004 y de 2003.

7. OTRAS CUENTAS POR COBRAR

Al 31 de diciembre de 2004, este rubro comprende principalmente al crédito fiscal por impuesto general a las ventas (IGV) ascendente a aproximadamente S/.7,189,000 (S/.28,023,000 al 31 de diciembre de 2003), que se originó, entre otros, por la adquisición de activos fijos, en especial aquellos relacionados con tecnología de tercera generación adquiridos en el ejercicio 2003. Parte del crédito fiscal ha sido compensado en el ejercicio 2004 con el IGV de las facturaciones que realizó la Subsidiaria. Asimismo, al 31 de diciembre de 2004, este rubro incluye los pagos a cuenta del impuesto a la renta.

8. EXISTENCIAS, NETAS

A continuación se presenta la composición del rubro:

	2004 S/.000	2003 S/.000
Teléfonos digitales	55,126	50,224
En tránsito	3,573	1,158
Otros	1,488	1,184
Sub-total	60,187	52,566
Provisión para desvalorización de existencias	(4,141)	(2,875)
Total	56,046	49,691

El costo de los inventarios vendidos en el ejercicio 2004 fue de aproximadamente S/.196,305,000 (S/.144,362,000 en el ejercicio 2003) y se presenta en el rubro "Materiales y suministros" en el estado consolidado de ganancias y pérdidas.

El movimiento de la provisión para desvalorización de existencias fue el siguiente:

	2004 S/.000	2003 S/.000
Saldo inicial	2,875	1,059
Más:		
Provisión del ejercicio	1,266	1,816
Saldo final	4,141	2,875

La provisión para desvalorización de existencias se presenta dentro del rubro "Gastos generales" en el estado consolidado de ganancias y pérdidas.

En opinión de la Gerencia, el saldo de la provisión para desvalorización de existencias determinada según los criterios indicados en la nota 3(h), cubre adecuadamente el riesgo estimado de pérdida por obsolescencia al 31 de diciembre de 2004 y de 2003.

9. INMUEBLES, PLANTA Y EQUIPO, NETO

(a) A continuación se presenta el movimiento del rubro:

Descripción	Saldo Inicial S/.000	Adiciones S/.000	Transferencias S/.000	Transferencias de/ a Intangibles S/.000	Saldo Final S/.000
Costo:					
Terrenos	19,957	-	-	(1)	19,956
Edificios y otras construcciones	96,236	-	3,656	201	100,093
Planta telefónica	2,057,774	45,497	115,336	823	2,219,430
Equipos diversos	2,951	-	300	(61)	3,190
Equipos de cómputo	35,829	-	7,176	(669)	42,336
Unidades de transporte	389	-	408	(18)	779
Muebles y enseres	2,621	-	-	(71)	2,550
Obras en curso	91,192	100,386	(126,876)	(9,729)	54,973
	2,306,949	145,883	-	(9,525)	2,443,307
Depreciación acumulada:					
Edificios y otras construcciones	11,737	2,920	-	(844)	13,813
Planta telefónica	1,036,003	226,840	-	5,008	1,267,851
Equipos diversos	693	292	-	(4)	981
Equipos de cómputo	22,424	5,783	-	(160)	28,047
Unidades de transporte	56	94	-	(4)	146
Muebles y enseres	588	250	-	(8)	830
	1,071,501	236,179	-	3,988	1,311,668
Valor neto en libros	1,235,448				1,131,639

(b) Al 31 de diciembre de 2004 y de 2003, ciertos equipos por aproximadamente S/.294,380,000 y S/.223,143,000, respectivamente, están totalmente depreciados, los mismos que aún se encuentran en uso.

(c) Los rubros terrenos, edificios y otras construcciones incluyen un inmueble adquirido bajo un contrato de arrendamiento financiero, cuyo valor neto en libros asciende a aproximadamente S/.35,759,000 al 31 de diciembre de 2004 (S/.36,784,000 al 31 de diciembre de 2003), garantizado por el propio activo adquirido, ver nota 13 (c).

(d) Al 31 de diciembre de 2004 y de 2003, la Subsidiaria no ha constituido hipotecas sobre sus inmuebles, planta y equipos, excepto por sus activos en arrendamiento financiero, ver párrafo anterior.

(e) Al 31 de diciembre de 2004 y de 2003, de acuerdo con la política explicada en la nota 3(n), la Gerencia ha determinado que el valor recuperable de sus inmuebles, planta y equipo, es mayor a su valor en libros.

(f) Las transferencias a intangibles corresponden a partidas diversas (desarrollo de sistemas) registradas inicialmente como obra en curso pero que por su naturaleza deben presentarse como intangibles.

(g) La Subsidiaria mantiene seguros sobre sus principales activos, de acuerdo con políticas establecidas por la Gerencia. En este sentido, al 31 de diciembre de 2004, los inmuebles, planta y equipo de la Subsidiaria se encuentran asegurados dentro de las pólizas corporativas adquiridas por Telefónica del Perú S.A.A. En opinión de la Gerencia, las políticas de seguros son consistentes con la práctica internacional de la industria y el riesgo de eventuales pérdidas por siniestros considerados en la póliza de seguros es razonable considerando el tipo de activos que posee la Subsidiaria.

(h) El rubro planta telefónica incluye un valor neto en libros al 31 de diciembre de 2004 ascendente a aproximadamente S/.29,577,000 (S/.33,389,000 al 31 de diciembre de 2003) que corresponde a la reinversión de la renta neta tributaria del ejercicio 2001, con beneficio de reducción de 10 por ciento de la tasa de impuesto a la renta, en planta y equipo nuevo, bajo los alcances de la Ley 27394 y el Decreto Supremo 205-2001-EF. La reinversión se efectuó con fondos propios en el 2001. El beneficio de la reducción de la tasa del impuesto a la renta del ejercicio 2001 se perderá si la Subsidiaria transfiere el activo fijo, materia del beneficio, antes de que haya sido depreciado en 30 por ciento de acuerdo con la Ley de Impuesto a la Renta, salvo que por razones tecnológicas sea reemplazado por uno nuevo. El monto de la renta neta reinvertida ha sido capitalizado por la Subsidiaria de acuerdo con los plazos fijados en la referida normatividad.

10. INTANGIBLES, NETO

(a) A continuación se presenta el movimiento del rubro:

Descripción	Saldo Inicial S/.000	Adiciones S/.000	Transferencias de/a Inmuebles Planta y equipo S/.000	Otros S/.000	Saldo Final S/.000
Costo:					
Software	84,386	-	9,525	(858)	93,053
Amortización acumulada:					
Software	49,870	13,120	(3,988)	(692)	58,310
Valor neto en libros	34,516				34,743

(b) Este rubro incluye principalmente el software del sistema de facturación, cobros y control de tráfico STC-400.

(c) Al 31 de diciembre de 2004 y de 2003, la Gerencia ha realizado proyecciones de los resultados esperados para los próximos años, que consideran una tasa de descuento que se estima refleja las condiciones de mercado. En base a dicha información, la Gerencia ha estimado que el valor recuperable de los activos intangibles, es mayor a su valor en libros; por lo que no es necesario constituir ninguna provisión por desvalorización para estos activos a la fecha del balance general consolidado.

11. CUENTAS POR PAGAR COMERCIALES

(a) A continuación se presenta la composición del rubro:

	2004 S/.000	2003 S/.000
Proveedores nacionales (b)	89,593	138,365
Proveedores del exterior (b)	19,429	16,860
Operadoras locales (c)	9,403	12,133
Otros (d)	43,044	43,508
Total	161,469	210,866

(b) Los rubros proveedores nacionales y del exterior comprenden principalmente las obligaciones por la adquisición de equipos terminales; así como la prestación de servicios diversos. Estos saldos tienen vencimientos corrientes y no generan intereses.

(c) El rubro operadoras locales comprende obligaciones por servicios de interconexión recibidos al 31 de diciembre de 2004 y de 2003, principalmente con TIM Perú S.A.C. y Nextel del Perú S.A.

(d) El rubro otros comprende principalmente provisiones por servicios recibidos de proveedores nacionales y extranjeros.

12. TRIBUTOS, REMUNERACIONES Y OTRAS CUENTAS POR PAGAR

(a) A continuación se presenta la composición del rubro:

	2004 S/.000	2003 S/.000
Remuneraciones, vacaciones y participaciones	14,163	14,947
Ingresos diferidos (b)	14,664	15,436
Tributos (c)	6,630	8,369
Depósitos en garantía (d)	2,748	1,452
Impuesto a la renta	835	2,743
Otros (e)	22,357	8,654
Total	61,397	51,601

(b) Los ingresos diferidos corresponden principalmente a la venta de tarjetas prepago, las cuales son reconocidas como ingreso según el tráfico consumido.

(c) El rubro tributos corresponde, principalmente, a las provisiones para pagos al Organismo Supervisor de Inversión Privada de Telecomunicaciones - OSIPTEL, Fondo de Inversiones en Telecomunicaciones – FITEL y Ministerio de Transportes y Comunicaciones (MTC), ver nota 17 (c).

(d) Los depósitos en garantía corresponden a las retenciones efectuadas a los contratistas en garantía al cumplimiento integral de las obras en ejecución.

(e) El rubro otros comprende principalmente la provisión a corto plazo para contingencias tributarias por S/.14,884,000, ver nota 15.

13. DEUDA A LARGO PLAZO

(a) A continuación se presenta la composición del rubro:

		2004		2003	
	Tasa %	Moneda Extranjera US$000	Equivalente Moneda Nacional S/.000	Moneda Extranjera US$000	Equivalente Moneda Nacional S/.000
Préstamo en moneda local	5.75	-	-	-	119,062
Préstamo en moneda extranjera	2.23	-	-	32,215	117,062
Total (b)		-	-	32,215	236,124
Arrendamiento financiero (c)	9.371	9,757	32,032	10,260	37,281
Total			32,032		273,405
Menos - Porción corriente			3,003		237,951
Deuda a largo plazo			29,029		35,454

(b) La deuda por pagar al 31 de diciembre de 2003 correspondía al contrato de mutuo firmado con Telefónica del Perú S.A.A. en abril de 2003, el cual refinanció el saldo de la deuda transferida por ésta a la Subsidiaria, según Contrato de Reconocimiento de Deuda y Compromiso de Pago de fecha enero 2000, como resultado de la transferencia de activos y pasivos relacionados con el servicio de telefonía móvil. Esta deuda fue cancelada en el primer trimestre de 2004, y en esa fecha se firmó un acuerdo de línea de crédito entre la Subsidiaria y Telefónica del Perú S.A.A. La nueva deuda, al amparo de la línea de crédito mencionada, fue cancelada en el tercer trimestre de 2004, mediante la compensación de las cuentas por cobrar que mantenía con dicha compañía.

(c) Corresponde a una operación de arrendamiento financiero realizada con Credileasing S.A. por el arrendamiento de un inmueble. Las obligaciones más significativas asumidas bajo los términos del arrendamiento, diferentes de los pagos de arrendamiento, son el mantenimiento del inmueble, seguros y servicios públicos. El plazo del contrato de arrendamiento es de 120 meses contados a partir del 1 de enero de 2001; los pagos han sido efectuados a partir del 1 de junio de 2001, ver nota 9 (c).

Los pagos mínimos futuros para el arrendamiento descrito anteriormente son los siguientes:

	2004 S/.000	2003 S/.000
Año		
2004	-	5,584
2005	6,166	6,825
2006	6,726	7,445
2007 en adelante	31,492	34,855
Total pagos mínimos por arrendamiento	44,384	54,709
Menos :		
Carga financiera por aplicar a resultados durante el plazo de arrendamiento	(12,006)	(17,040)
Opción de compra	(346)	(388)
Valor presente de los pagos mínimos de arrendamiento	32,032	37,281
Obligaciones por arrendamiento financiero:		
Corriente	3,003	1,827
No corriente	29,029	35,454
Total	32,032	37,281

14. TRANSACCIONES CON EMPRESAS RELACIONADAS

(a) Durante los años 2004 y 2003, la Subsidiaria prestó servicios de telefonía móvil a empresas relacionadas por aproximadamente S/.343,000,000 y S/.393,869,000, respectivamente, y la Subsidiaria recibió los siguientes servicios:

	2004 S/.000	2003 S/.000
Arrendamiento de circuitos y espacios técnicos	47,905	52,414
Servicios generales y administrativos	27,151	24,428
Servicio de marketing	12,271	12,023
Uso de capacidad en torres de conmutación y equipos electrógenos	8,703	9,334
Servicios corporativos	8,331	9,942
Mantenimiento de equipos de energía	7,173	9,074
Total (Nota 19)	111,534	117,215

Adicionalmente durante los años 2004 y 2003 la Subsidiaria recibió servicios de interconexión de empresas relacionadas por aproximadamente S/.23,158,000 y S/.22,892,000 respectivamente, los cuales se presentan en el rubro "Interconexión" del estado consolidado de ganancias y pérdidas.

(b) Como consecuencia de estas y otras transacciones menores, al 31 de diciembre de 2004 y de 2003, la Compañía y su Subsidiaria mantenían los siguientes saldos, los cuales se presentan netos por empresa relacionada:

	2004 S/.000	2003 S/.000
Cuentas por cobrar:		
Telefónica del Perú S.A.A. (d)	-	175,695
Comunicaciones Móviles del Perú S.A. (c)	1,323	6,214
Otros	354	78
Total	1,677	181,987
Cuentas por pagar:		
Telefónica del Perú S.A.A. (d)	62,946	-
Telefónica Móviles, S.A. (España) (e)	43,000	26,727
Telefónica Gestión de Servicios Compartidos Perú S.A.C.	13,089	1,848
Telefónica Empresas Perú S.A.A.	8,488	5,237
Telefónica Servicios Comerciales S.A.C.	5,888	3,496
Telefónica Investigación y Desarrollo S.A. (España)	5,815	-
Transporte Urgente de Mensajeria S.A.C.	2,960	1,403
Telefónica Multimedia S.A.C.	1,938	137
Teleatento del Perú S.A.C.	1,520	6,901
Otros	1,089	1,158
Total	146,733	46,907

(c) En octubre de 2004 el Grupo Telefónica (España) adquirió la totalidad de las acciones del capital social de Comunicaciones Móviles del Perú S.A. (antes BellSouth Perú S.A.). En ese sentido, el saldo neto por cobrar al 31 de diciembre de 2004 y de 2003 se presenta como saldo por cobrar a empresas relacionadas. Asimismo, si bien Telefónica Móviles S.A.C. ha mantenido transacciones con dicha compañía durante el 2004 y 2003, los ingresos y gastos mostrados en (a) incluyen las transacciones con esta relacionada por los meses de noviembre y diciembre de 2004.

(d) Al 31 de diciembre de 2004 y de 2003, las cuentas por cobrar y por pagar a Telefónica del Perú S.A.A. se presentan netas. Las cuentas por cobrar corresponden principalmente a cobranzas efectuadas por dicha entidad por cuenta de la Subsidiaria incluyen facturas de interconexión y por servicios diversos con esta empresa. Las

cuentas por pagar se originan principalmente por pagos a proveedores efectuados a nombre de la Subsidiaria, así como por facturas y provisiones de gastos diversos por servicios que la Subsidiaria recibe de dicha empresa.

(e) La cuenta por pagar a Telefonica Móviles, S.A. (España) corresponde al monto pendiente de pago de los honorarios por la transferencia de capacidad técnica y de gestión de acuerdo con el contrato firmado con la Subsidiaria en el año 2001. Ver nota 22.

15. OTRAS CUENTAS POR PAGAR A LARGO PLAZO

En el año 2004, la Administración Tributaria concluyó la revisión del impuesto a la renta e impuesto general a las ventas de la Subsidiaria correspondientes al año 2000 y emitió sus resoluciones de determinación y multa. En tal sentido, la Subsidiaria y sus asesores legales, han evaluado las acotaciones resultantes de dicha fiscalización presentando en enero de 2005, un recurso de reclamación por los reparos de los asuntos considerados por la Administración Tributaria que, en opinión de la Subsidiaria y sus asesores legales, no están de acuerdo con las normas legales vigentes en Perú. Por los reparos calificados como probables, la Subsidiaria ha registrado una provisión total de S/.89,536,000 con cargo a patrimonio por S/.62,349,000, ver nota 16(b) y a resultados del ejercicio por S/.27,187,000. Al 31 de diciembre de 2004, el saldo de la provisión que la Gerencia considera de vencimiento corriente y que asciende a S/.14,884,000 se presenta en el rubro "Tributos, remuneraciones y otras cuentas por pagar" del balance general, ver nota 12(c). El saldo no corriente y que asciende a S/.74,653,000 se presenta en el rubro "Otras cuentas por pagar a largo plazo" del balance general.

La Gerencia y sus asesores legales estiman que los resultados del proceso de reclamación mencionado anteriormente serán favorables a la Subsidiaria, y no tendría un impacto significativo adicional a lo provisionado en los estados financieros consolidados.

16. PATRIMONIO NETO

(a) Capital social

Al 31 de diciembre de 2004 y de 2003, el capital social de la Compañía está representado por 356,770,987 acciones comunes, íntegramente suscritas y pagadas cuyo valor nominal es de S/.1.00 cada una. La Compañía puede emitir 22,915,556 acciones por reexpresión del capital social por efecto de la inflación acumulada al 31 de diciembre de 2004, sujeto a la aprobación de la Junta General de Accionistas.

A continuación se presenta la composición accionaria al 31 de diciembre de 2004 y de 2003:

Accionistas	Porcentaje de Participación %
Telefónica Móviles, S.A.	97.97
Telefónica S.A.	0.14
Accionistas minoritarios	1.89
Total	100.00

Mediante Resolución Gerencia de la CONASEV 003-2001.EF/94.45, las acciones de la Compañía fueron autorizadas para listarse en el Registro de Valores de la Bolsa de Valores de Lima. La última cotización al cierre del ejercicio 2004 fue de S/.2.52 por acción.

De acuerdo con las disposiciones legales vigentes, no existen restricciones a las remesas de utilidades ni a la repatriación de capitales.

(b) Capital adicional

Constituido en enero de 2001, con la transferencia de acciones de Telefónica Móviles S.A.C. por parte de Telefónica del Perú S.A.A.

Como se indica en la nota 15, la Compañía ha registrado, con cargo al capital adicional en el ejercicio 2004, su participación en el ajuste efectuado por la Subsidiaria correspondiente a una provisión para contingencias que se consideran relacionadas con los valores de transferencia del bloque patrimonial de Telefónica del Perú S.A.A. a su Subsidiaria, ascendente aproximadamente a S/.62,349,000. De haberse registrado el ajuste en el período de origen, el capital adicional al 31 de diciembre de 2003 ascendería a S/.402,427,000.

(c) Reserva legal

Según lo dispone la Ley General de Sociedades, se requiere que un mínimo del 10 por ciento de la utilidad distribuible de cada ejercicio, deducido el impuesto a la renta, se transfiera a la reserva legal hasta que ésta sea igual al 20 por ciento del capital social. La reserva legal puede compensar pérdidas o puede ser capitalizada existiendo en ambos casos la obligación de reponerla.

17. SITUACION TRIBUTARIA

(a) La Compañía y su Subsidiaria están sujetas al régimen tributario peruano vigente. En este sentido, han determinado su impuesto a la renta aplicando las disposiciones contenidas en el Texto Unico Ordenado de dicho tributo aprobado por el Decreto Supremo N°054-99-EF, sus normas modificatorias y reglamentarias; según el cual, el impuesto a la renta anual de la Compañía y su Subsidiaria se determina con una tasa del 30 por ciento sobre la utilidad gravable (27 por ciento en el 2003) y considerando los estados financieros ajustados para reflejar el efecto de las variaciones en el nivel de los precios.

Asimismo, la distribución total o parcial de utilidades, está sujeta a la retención del 4.1% por concepto de impuesto a la renta, sobre el monto distribuido a accionistas no domiciliados, sean éstos empresas o personas naturales, y a las personas naturales domiciliadas en el país.

(b) Las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas por los años 2000 a 2004 de la Compañía y por los años 2001 a 2004 de su Subsidiaria están sujetas a fiscalización por parte de la administración tributaria. Las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas del ejercicio gravable 2000 de la Subsidiaria han sido revisadas por la Administración Tributaria quien ha emitido Resoluciones de determinación y multa en diciembre de 2004, ver nota 15.

Las autoridades tributarias tienen la facultad de revisar y, de ser aplicable, corregir el impuesto a la renta calculado por la Compañía y su Subsidiaria y las declaraciones de pago del impuesto general a las ventas mensuales en los cuatro años posteriores a la presentación de la declaración de impuestos. Debido a las posibles interpretaciones que las autoridades puedan dar a las normas legales vigentes, no es posible determinar a la fecha, si de las revisiones que se realicen resultarán o no pasivos para la Compañía y su Subsidiaria. Sin embargo, en opinión de la Gerencia y de sus asesores legales, cualquier eventual liquidación adicional de impuestos no sería significativa para los estados financieros consolidados al 31 de diciembre de 2004 y de 2003.

(c) De acuerdo con el Decreto Supremo 013-93-TCC, que aprueba el Texto Unico Ordenado de la Ley de Telecomunicaciones, y su Reglamento, aprobado por el Decreto Supremo No. 027-2004-MTC, la Subsidiaria en su calidad de concesionario de servicios de telecomunicaciones debe abonar los siguientes derechos y tasas, cuya base de cálculo está compuesta por los ingresos facturados y percibidos anualmente por concepto de los diferentes servicios de telecomunicaciones en el caso de la tasa indicada en el acápite (c.1), por los servicios sujetos a concesión y/o autorización en el caso de la tasa indicada en el acápite (c.2), y sólo por los conceptos de los servicios portadores y finales de telefonía en el caso de la tasa indicada en el acápite (c.3):

	Concepto	Beneficiario	%
(c.1)	Aportes por servicios de supervisión	OSIPTEL	0.5
(c.2)	Tasa de explotación comercial del servicio	MTC	0.5
(c.3)	Derecho especial destinado al Fondo de Inversiones en Telecomunicaciones (FITEL)	OSIPTEL	1.0

El importe registrado como gasto por estos conceptos asciende aproximadamente a S/.14,055,000 y S/.14,603,000 por los años terminados el 31 de diciembre de 2004 y de 2003, respectivamente, y están incluidos en el rubro "Gastos generales" del estado consolidado de ganancias y pérdidas, ver nota 19 (c).

Asimismo, los citados dispositivos han creado un canon anual por uso del espectro radioeléctrico, el mismo que se determina aplicando diferentes porcentajes a la UIT (Unidad Impositiva Tributaria) vigente al inicio del año según el tipo de servicio brindado por el concesionario. El importe registrado como gasto por este concepto asciende a aproximadamente S/.24,558,000 y S/.20,632,000 por los años terminados el 31 de diciembre de 2004 y de 2003, respectivamente, y están incluidos en el rubro "Gastos generales" del estado consolidado de ganancias y pérdidas, ver nota 19 (c).

(d) A partir del ejercicio 2001, para propósito del impuesto a la renta e impuesto general a las ventas (IGV), la determinación de los precios de transferencia (valor de mercado) de transacciones con empresas relacionadas y con, o a través de, empresas residentes en territorios de baja o nula imposición, debe efectuarse observando el principio de libre concurrencia y estar sustentada con documentación e información (un estudio) sobre los métodos de valoración utilizados para la determinación de los precios de transferencia, con indicación de los criterios y elementos objetivos considerados para dicha determinación. En opinión de la Gerencia, a la fecha del balance general consolidado no existen pasivos de importancia en relación con los precios de transferencia para propósito del impuesto a la renta e impuesto general a las ventas.

18. IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES

(a) A continuación se presenta el detalle del impuesto a la renta y de la participación de los trabajadores que se presentan en el estado consolidado de ganancias y pérdidas adjunto:

	2004 S/.000	2003 S/.000
Impuesto a la renta:		
Corriente	(28,827)	(30,997)
Diferido	9,199	9,373
Ajuste de impuestos de años anteriores	(11,938)	(4,325)
Total	(31,566)	(25,949)
Participación de los trabajadores:		
Corriente	(10,602)	(12,756)
Diferida	3,407	3,699
Ajuste de participación de años anteriores	(4,749)	(1,904)
Total	(11,944)	(10,961)
Total (b)	(43,510)	(36,910)

(b) A continuación se presenta la reconciliación de la tasa efectiva, de la Subsidiaria, del impuesto a la renta y de la participación de los trabajadores con la tasa tributaria (tasa combinada):

	2004		2003	
	S/.000	%	S/.000	%
Utilidad antes de la participación de los trabajadores y del impuesto a la renta	47,894	100.0	97,517	100.0
Impuesto a la renta y participación de los trabajadores según tasa combinada	17,721	37.0	33,448	34.3
Más (menos):				
Efecto de gastos no deducibles	24,338	50.8	5,986	6.1
Otros	(15,236)	(31.8)	(8,753)	(9)
	9,102	19	(2,767)	(2.9)
Impuesto a la renta y participación de los trabajadores según tasa efectiva	26,823	56	30,681	31.4

(c) Los componentes y el movimiento del impuesto a la renta y participación de los trabajadores diferido al 31 de diciembre de 2004 y de 2003 son como sigue:

	Al 1 de Enero de 2003 S/.000	Reclasificación de Otros Pasivos S/.000	Ajuste por Cambio de Tasa S/.000	(Cargo) Abono al Estado de Ganancias y Pérdidas S/.000	Resultado por Exposición a la Inflación S/.000	Al 31 de Diciembre de 2003 S/.000	Otros S/.000	(Cargo) Abono al Estado de Ganancias y Pérdidas S/.000	Resultado por Exposición a la Inflación S/.000	Al 31 de Diciembre de 2004 S/.000
Activo diferido:										
Provisión para cuentas de cobranza dudosa	-	-	8	108	-	116	-	752	(5)	863
Provisión para desvalorización de existencias	-	-	50	631	-	681	-	(323)	(32)	326
Equipos busca personas y celulares, neto	(1,443)	(566)	279	5,417	132	3,819	-	1,905	(178)	5,546
Provisión de vacaciones	-	-	23	296	-	319	-	806	(15)	1,110
Otras partidas	991	1,074	234	932	(20)	3,211	-	(86)	(149)	2,976
Total	(452)	508	594	7,384	112	8,146	-	3,054	(379)	10,821
Pasivo diferido:										
Arrendamiento financiero, neto	304	235	13	(363)	(5)	184	-	(1,259)	(9)	(1,084)
Capitalización de gastos por la construcción de planta telefónica, neto	(1,152)	(16,390)	(606)	1,821	324	(16,003)	-	15,258	745	-
Intangibles, neto	(2,028)	(10,184)	(532)	4,761	677	(7,306)	-	(5,676)	342	(12,640)
Planta telefónica, neto del activo diferido	-	(31,370)	-	-	-	(31,370)	12,304	1,229	1,467	(16,370)
Total	(2,876)	(57,709)	(1,125)	6,219	996	(54,495)	12,304	9,552	2,545	(30,094)
Pasivo diferido, neto	(3,328)	(57,201)	(531)	13,603	1,108	(46,349)	12,304	12,606	2,166	(19,273)

19. GASTOS GENERALES

(a) A continuación se presenta la composición del rubro:

	2004	2003
	S/.000	S/.000
Servicios prestados por terceros (b)	162,800	109,475
Servicios prestados por empresas relacionadas, nota 14	111,534	117,215
Tributos y cánones (c)	43,411	36,600
Provisión para cuentas de cobranza dudosa (d)	3,977	9,490
Cargas diversas de gestión y otras provisiones	4,200	6,657
Total	325,922	279,437

(b) Corresponde, principalmente a gastos incurridos por la Subsidiaria por concepto de comisiones de venta y publicidad.

(c) Corresponde principalmente, a cánones, derechos y tasas, pagadas al OSIPTEL y al MTC por aproximadamente S/.38,613,000 (S/.35,235,000 durante el ejercicio 2003), ver nota 17 (c).

(d) La provisión para cuentas de cobranza dudosa se presenta neta de un recupero de castigos por aproximadamente S/.700,000 (S/.1,509,000 durante el ejercicio 2003).

20. GASTOS DE PERSONAL

A continuación se presenta la composición del rubro:

	2004	2003
	S/.000	S/.000
Remuneraciones	45,337	49,449
Seguridad y previsión social	5,427	6,126
Compensación por tiempo de servicios	3,605	3,727
Otros gastos de personal	1,203	1,454
Total	55,572	60,756

El promedio de empleados de la Subsidiaria del año 2004 y 2003 fue de 643 y 650, respectivamente. La Compañía no tiene empleados.

21. GASTOS FINANCIEROS, NETO

A continuación se presenta la composición del rubro:

	2004 S/.000	2003 S/.000
Ingresos financieros:		
Ingreso por intereses y otros	(928)	(4,744)
Gastos financieros:		
Intereses por deuda a largo plazo con Telefónica del Perú S.A.A., nota 13(a)	1,308	10,239
Intereses por arrendamiento financiero	3,544	3,896
Otros	1,025	207
	5,877	14,342
Total	4,949	9,598

22. TRANSACCIONES CON TELEFONICA MOVILES, S.A.

El 2 de enero de 2001, la Subsidiaria suscribió un contrato de transferencia de capacidad técnica y de gestión con Telefónica Móviles, S.A. (empresa constituida en España), por un plazo de cinco años, prorrogables automáticamente por períodos adicionales de cinco años hasta un máximo de veinte años, coincidente con el período de duración inicial del contrato de concesión; en retribución Telefónica Móviles, S.A., recibe un honorario trimestral.

Al 31 de diciembre de 2004 dicho contrato originó un honorario acumulado por S/.231,774,000 (S/.197,570,000 en el 2003).

Al 31 de diciembre de 2004, la Subsidiaria amortizó el honorario del tercer trimestre 2003 por S/.12,696,000. El saldo pendiente de pago por transferencia de capacidad técnica y honorario de gestión asciende a S/.43,000,000 (S/.26,727,000 al 31 de diciembre de 2003) y se presenta en el rubro "Cuentas por pagar a empresas relacionadas" del balance general consolidado.

De acuerdo con el contrato, la cifra del honorario pagado durante el año está sujeta a una auditoría a realizarse durante el primer trimestre del ejercicio siguiente. En opinión de la Gerencia, el importe registrado en el año 2004 no sufrirá modificaciones de importancia como resultado de dicha auditoria.

23. UTILIDAD POR ACCION

(a) La utilidad consolidada por acción básica y diluida es calculada dividiendo la utilidad neta consolidada correspondiente a los accionistas comunes entre el promedio ponderado de las acciones ordinarias en circulación a la fecha del balance general consolidado.

	Acciones en circulación	Promedio ponderado de acciones
Saldo al 31 de diciembre de 2003	356,770,987	356,770,987
Saldo al 31 de diciembre de 2004	356,770,987	356,770,987

(b) El cálculo de la utilidad consolidada por acción al 31 de diciembre de 2004 y de 2003 se presenta a continuación:

	Al 31 de diciembre de 2004			Al 31 de diciembre de 2003		
	Utilidad consolidada (numerador) S/.000	Número de acciones (denominador)	Utilidad por acción S/.	Utilidad consolidada (numerador) S/.000	Número de acciones (denominador)	Utilidad por acción S/.
Utilidad por acción, básica y diluída	4,186	356,770,987	0.012	60,199	356,770,987	0.169

24. CONCENTRACION DE RIESGOS

La Compañía y su Subsidiaria están expuestas a riesgos de mercado en el curso normal de sus operaciones; sin embargo, la Gerencia sobre la base de su conocimiento técnico y su experiencia, establece políticas para el control del riesgo crediticio y de liquidez.

Riesgo crediticio

El riesgo crediticio es controlado a través de la evaluación y análisis de las transacciones individuales, para lo cual se realiza una evaluación sobre la base del anticuamiento de las cuentas por cobrar, la cual es utilizada para determinar la provisión requerida por incobrabilidad, ver nota 3(g) y 6(e). Adicionalmente, se realizan suspensiones parciales y totales de los servicios a los usuarios que presenten cuentas por cobrar vencidas mayores a 120 días.

Al 31 de diciembre de 2004 y de 2003, la Subsidiaria cuenta con una amplia base de clientes (2,124,776 y 1,506,637 abonados, respectivamente).

Riesgo de liquidez

La liquidez se controla a través del calce de los vencimientos de sus activos y pasivos.

Valor razonable de los instrumentos financieros

Las normas contables definen a un instrumento financiero como efectivo, evidencia de la propiedad en una entidad, o un contrato en que se acuerda o se impone a una entidad el derecho o la obligación contractual de recibir o entregar efectivo u otro instrumento financiero. El valor razonable es definido como el monto al que un instrumento financiero puede ser intercambiado en una transacción entre dos partes que así lo deseen, distinta a una venta forzada o a una liquidación, y la mejor evidencia de su valor es su cotización, si es que ésta existe.

En los casos en que el valor de cotización no esté disponible, el valor razonable es estimado basándose en el valor de cotización de un instrumento financiero con similares características, el valor presente de los flujos de caja esperados, u otras técnicas de valorización; las cuales son significativamente afectadas por los distintos supuestos utilizados. A pesar que la Gerencia utiliza su mejor criterio en estimar el valor razonable de estos instrumentos financieros, existen debilidades inherentes en cualquier técnica de valorización. Como consecuencia de ello, el valor razonable podría no ser una estimación aproximada del valor neto realizable o del valor de liquidación.

Una parte significativa de los activos y pasivos de los estados financieros consolidados son instrumentos financieros de corto plazo, con un vencimiento menor a un año. Para estos instrumentos financieros, con la excepción de aquellos para los que existe un mercado activo, se considera que tienen un valor razonable equivalente al valor al que se encuentran registrados a la fecha del balance general consolidado.

Las metodologías y supuestos utilizados dependen de los términos y riesgos característicos de los distintos instrumentos financieros, e incluyen lo siguiente:

- La caja y bancos no representa un riesgo de crédito significativo. Por lo tanto, se ha asumido que el valor en libros se aproxima a su valor razonable.

- Con respecto a las cuentas por cobrar, debido a que se encuentran netas de su provisión para incobrabilidad y que tienen vencimientos menores a un año, la Gerencia ha considerado que su valor razonable no es significativamente diferente a su valor en libros.

- Para pasivos que generan intereses con vencimiento original mayor a un año, el valor razonable fue calculado utilizando flujos de caja descontados, a las tasas vigentes para pasivos con características similares.

Sobre la base de los criterios descritos anteriormente, la Gerencia estima que no existen diferencias importantes entre el valor en libros y el valor razonable de los instrumentos financieros de la Compañía y de su Subsidiaria.

25. EVENTO SUBSECUENTE

Como se indica en la nota 14(c), en octubre de 2004 el Grupo Telefónica (España) adquirió la totalidad de las acciones del capital social de Comunicaciones Móviles del Perú S.A. (antes BellSouth Perú S.A.) y dentro de sus planes se encuentra ejecutar la fusión de dicha entidad y la Subsidiaria. Los estados financieros consolidados adjuntos no incluyen ningún efecto que pudiera resultar de la probable fusión antes mencionada.

File No. 82-5134

Telefónica Móviles Perú Holding S.A.A.

Dictamen de los Auditores Independientes

Estados Financieros

Años Terminados el 31 de Diciembre de 2004 y de 2003

Deloitte.

Gris, Hernández y Asociados S.C.
Las Begonias 441, Piso 6
San Isidro, Lima 27
Perú

Tel: + 51 (1) 211 8585
Fax: + 51 (1) 211 8586
www.deloitte.com

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A los Señores Accionistas de
Telefónica Móviles Perú Holding S.A.A.

Hemos auditado los balances generales adjuntos de Telefónica Móviles Perú Holding S.A.A. (Subsidiaria de Telefónica Móviles, S.A., empresa constituida en España) al 31 de diciembre de 2004 y de 2003, y los correspondientes estados de ganancias y pérdidas y de cambios en el patrimonio neto por los años terminados en esas fechas. Estos estados financieros son responsabilidad de la Gerencia de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre estos estados financieros basada en nuestras auditorías.

Nuestras auditorías fueron efectuadas de acuerdo con Normas de Auditoría Generalmente Aceptadas en Perú. Tales normas requieren que planifiquemos y realicemos la auditoría para obtener seguridad razonable de que los estados financieros no contienen errores significativos. Una auditoría incluye el examen, basado en comprobaciones selectivas, de la evidencia que respalda las cifras y revelaciones expuestas en los estados financieros. Una auditoría también incluye una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la Gerencia, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros antes indicados, preparados para los fines expuestos en el párrafo que sigue, presentan razonablemente, en todos sus aspectos significativos, la situación financiera de Telefónica Móviles Perú Holding S.A.A. al 31 de diciembre de 2004 y de 2003, y los resultados de sus operaciones por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en Perú.

Los estados financieros individuales de Telefónica Móviles Perú Holding S.A.A. han sido preparados para cumplir con requerimientos legales vigentes en Perú sobre presentación de información financiera y reflejan la inversión en su Subsidiaria al valor de participación patrimonial al 31 de diciembre de 2004 y de 2003 y no sobre una base consolidada. Estos estados financieros deben leerse conjuntamente con los estados financieros consolidados de la Compañía y su Subsidiaria que se presentan por separado, sobre los cuales hemos emitido nuestro dictamen de fecha 31 de enero de 2005, expresando una opinión sin salvedades sobre esos estados.

Como se describe en la nota 2(h) la Compañía no prepara estado de flujos de efectivo, debido a que no realiza transacciones que representen movimiento de fondos.

Gris Hernández y Asociados

Refrendado por:

_________________(Socio)

Eduardo Gris Percovich

CPC Matrícula No.12159

31 de enero de 2005

TELEFONICA MOVILES PERU HOLDING S.A.A.

BALANCES GENERALES
AL 31 DE DICIEMBRE DE 2004 Y DE 2003
En moneda constante

ACTIVO	Nota	2004 S/.000	2003 S/.000	PASIVO Y PATRIMONIO NETO	Nota	2004 S/.000	2003 S/.000
ACTIVO CORRIENTE:				PASIVO CORRIENTE:			
Caja		1	1	Cuentas por pagar comerciales		4	41
Otras cuentas por cobrar		158	167	Otras cuentas por pagar		1,760	1,529
Total activo corriente		159	168	Total pasivo corriente		1,764	1,570
Inversión en Subsidiaria	3	940,632	998,592	PATRIMONIO NETO:	4		
				Capital social		379,687	379,687
				Capital adicional		402,427	464,776
				Reserva legal		15,691	15,272
				Resultados acumulados		141,222	137,455
				Total patrimonio neto		939,027	997,190
TOTAL ACTIVO		940,791	998,760	TOTAL PASIVO Y PATRIMONIO NETO		940,791	998,760

Ver notas a los estados financieros.

TELEFONICA MOVILES PERU HOLDING S.A.A.

ESTADOS DE GANANCIAS Y PERDIDAS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y DE 2003
En moneda constante

	Nota	2004 S/.000	2003 S/.000
Participación en la utilidad de la Subsidiaria	3	4,389	60,607
Gastos de operación		(264)	(265)
UTILIDAD DE OPERACION		4,125	60,342
OTROS INGRESOS (GASTOS):			
Otros gastos		-	(162)
Resultado por exposición a la inflación		66	19
Total		66	(143)
UTILIDAD ANTES DEL IMPUESTO A LA RENTA		4,191	60,199
Impuesto a la renta		(5)	-
UTILIDAD NETA		4,186	60,199
		S/.	S/.
UTILIDAD POR ACCION BASICA Y DILUIDA	6	0.012	0.169

Ver notas a los estados financieros.

TELEFONICA MOVILES PERU HOLDING S.A.A.

ESTADOS DE CAMBIOS EN EL PATRIMONIO NETO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y DE 2003

En moneda constante

	Nota	Número de Acciones	Capital Social S/.000	Capital Adicional S/.000	Reserva Legal S/.000	Resultados Acumulados S/.000	Total S/.000
Saldos al 1 de enero de 2003		356,770,987	379,687	464,776	9,252	83,276	936,991
Utilidad neta		-	-	-	-	60,199	60,199
Transferencia		-	-	-	6,020	(6,020)	-
Saldos al 31 de diciembre de 2003		356,770,987	379,687	464,776	15,272	137,455	997,190
Participación en la Subsidiaria del ajuste relacionado con la transferencia del bloque patrimonial	3	-	-	(62,349)	-	-	(62,349)
Utilidad neta		-	-	-	-	4,186	4,186
Transferencia		-	-	-	419	(419)	-
Saldos al 31 de diciembre de 2004		356,770,987	379,687	402,427	15,691	141,222	939,027

Ver notas a los estados financieros.

TELEFONICA MOVILES PERU HOLDING S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y DE 2003

1. ACTIVIDAD ECONOMICA

Telefónica Móviles Perú Holding S.A.A., en adelante la Compañía, es Subsidiaria de Telefónica Móviles, S.A. (empresa constituida en España) y fue constituida el 17 de noviembre de 2000 por Telefónica del Perú S.A.A. El objetivo principal de la Compañía es adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera sea su objeto o actividad. La dirección fiscal registrada de la Compañía es Calle Schell 310, Lima, Perú. Al 31 de diciembre de 2004 y de 2003, la Compañía no tiene empleados.

En setiembre de 2000, Telefónica del Perú S.A.A. aprobó un Proyecto de Reorganización Múltiple, por el cual se combinan dos procesos, uno de escisión y otro de fusión, que rigieron a partir del 1 de enero de 2001. Como consecuencia de esta reorganización la Compañía resultó tenedora de las acciones de Telefónica Móviles S.A.C., entidad que se dedica a prestar servicios de telefonía móvil. Asimismo, la Compañía pasó a depender directamente de Telefónica Móviles, S.A. de España, mediante la transferencia de acciones que hizo Telefónica del Perú S.A.A.

Telefónica Móviles S.A.C., en adelante la Subsidiaria, fue constituida el 25 de febrero de 1999 para brindar servicios de telefonía móvil, troncalizado, buscapersonas, servicios móviles por satélite y, en general, toda clase de servicios de telecomunicaciones.

Para realizar sus operaciones, la Subsidiaria cuenta con concesiones otorgadas por el Ministerio de Transportes y Comunicaciones (MTC), para prestar servicios de telefonía móvil celular y servicio público de buscapersonas. Telefónica del Perú S.A.A. transfirió estas concesiones a la Subsidiaria en 1999. La vigencia de la concesión es por 20 años a partir de la fecha en que se firmaron los contratos de concesión y es renovable por el período que se acuerde entre las partes. Las operaciones de la Subsidiaria son supervisadas por el Organismo Supervisor de Inversión Privada de Telecomunicaciones - OSIPTEL.

Los estados financieros adjuntos reflejan la actividad individual de la Compañía, sin incluir los efectos de la consolidación de estos estados financieros con los de su Subsidiaria. Sin embargo, la Compañía prepara por separado estados financieros consolidados, los cuales muestran los siguientes saldos al 31 de diciembre de 2004 y de 2003:

	2004 S/.000	2003 S/.000
Activo corriente	268,202	356,354
Pasivo corriente	372,602	547,325
Inmuebles, planta y equipo, neto	1,131,639	1,235,448
Total activos	1,434,584	1,626,318
Total pasivos	495,557	629,128
Patrimonio neto	939,027	997,190
Total ingresos operativos	1,010,168	1,016,433
Utilidad de operación	41,555	113,772
Utilidad neta	4,186	60,199

Los estados financieros de la Compañía por el año terminado al 31 de diciembre de 2003 fueron aprobados en Junta General de Accionistas realizada el 26 de marzo de 2004. Los estados financieros por el año terminado el 31 de diciembre de 2004 adjuntos, serán presentados para su aprobación a la Junta General de Accionistas que se efectuará dentro de los plazos establecidos por ley. En opinión de la Gerencia, los estados financieros adjuntos serán aprobados en dicha Junta General de Accionistas sin modificaciones.

2. PRINCIPALES PRINCIPIOS Y PRACTICAS DE CONTABILIDAD

Los principales principios y prácticas de contabilidad utilizados por la Compañía se describen a continuación:

(a) Base de presentación

Los estados financieros se preparan y presentan de acuerdo con principios de contabilidad generalmente aceptados en Perú, los cuales comprenden a las Normas Internacionales de Contabilidad (NIC) y los pronunciamientos del Comité de Interpretaciones (SIC), oficializados por el Consejo Normativo de Contabilidad (CNC). Al 31 de diciembre de 2004, el CNC ha oficializado las NIC 1 a la 41 y las SIC 1 a la 33, las mismas que a dicha fecha se encuentran vigentes en Perú.

En abril de 2002, la Junta de Normas Internacionales de Contabilidad, ("IASB" por sus siglas en inglés) aprobó la publicación de la introducción a las Normas Internacionales de Información Financiera ("IFRS" por sus siglas en inglés), en la cual quedó establecido que: cuando el término IFRS sea usado, éste incluye a las normas e interpretaciones aprobadas por la IASB, las normas internacionales de contabilidad (NIC), y las interpretaciones SIC emitidas por organismos previos. A la fecha, la IASB viene efectuando ciertas

modificaciones y emitiendo nuevas versiones de las NIC en reemplazo de las anteriormente utilizadas; también está promulgando diversas IFRS. A nivel internacional, las referidas modificaciones y algunas versiones actualizadas de las NIC se encuentran vigentes, o entrarán en vigencia conjuntamente con las IFRS a partir del 1 de enero de 2005. Estas modificaciones así como las nuevas normas emitidas, serán aplicables en Perú cuando el CNC las oficialice. A la fecha, la Gerencia estima que no es posible determinar el efecto que tales cambios podrían tener los estados financieros de la Compañía, debido a que no se conoce la oportunidad en que serán aprobadas las mismas.

En la preparación y presentación de los estados financieros al 31 de diciembre de 2004 y de 2003, la Compañía ha observado el cumplimiento de las NIC y SIC vigentes en Perú que le son aplicables.

(b) Ajustes de moneda constante

Los estados financieros se preparan siguiendo la base contable de costos históricos y hasta el 31 de diciembre de 2004, ver párrafo siguiente, se ajustan a moneda constante para reflejar las variaciones en el poder adquisitivo de la moneda peruana, utilizando factores de ajuste derivados del Indice de Precios al por Mayor a Nivel Nacional (IPM). Por los años 2004 y 2003, la variación del IPM fue de 4.9 por ciento y 2 por ciento, respectivamente. El ajuste ha sido efectuado de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad, esto es, (a) las partidas no monetarias de los estados financieros han sido ajustadas, (b) las partidas monetarias y las partidas en moneda extranjera no se ajustan porque están expresadas en nuevos soles de poder adquisitivo de la fecha del balance general, (c) el resultado por exposición a la inflación (REI) es incluido en el estado de ganancias y pérdidas, y (d) los estados financieros ajustados del ejercicio 2003 han sido actualizados a nuevos soles de poder adquisitivo del 31 de diciembre de 2004 para propósito de comparación, usando el factor de actualización 1.049.

Mediante Resolución del Consejo Normativo de Contabilidad No. 031 del 11 de mayo de 2004, y por Ley N° 28394 del 22 de noviembre de 2004, se ha suspendido a partir del ejercicio 2005, el ajuste de los estados financieros por efectos de la inflación, tanto para efectos contables como tributarios. Ambos dispositivos contemplan que los saldos finales ajustados por efecto de la inflación al 31 de diciembre de 2004, deben ser considerados como saldos iniciales históricos a partir del 1 de enero de 2005.

(c) Uso de estimaciones

La preparación de los estados financieros requiere que la Gerencia realice estimados que afectan las cifras reportadas de activos, pasivos, la revelación de contingencias activas y pasivas a la fecha del balance general, y la revelación de hechos importantes incluidos en las notas a los estados financieros; así como las cifras reportadas de ingresos y gastos durante el período de reporte. Los resultados finales podrían diferir de dichas estimaciones.

(d) Inversión en Subsidiaria

La inversión en Subsidiaria se registra a su valor de participación patrimonial. De acuerdo con este método, la inversión inicial, registrada al costo, se ajusta para reconocer las variaciones de la participación de la Compañía en el patrimonio neto de la Subsidiaria. La participación en los resultados de la Subsidiaria se registra en el estado de ganancias y pérdidas y los dividendos recibidos disminuyen el valor de la inversión. La participación en cuentas del patrimonio de la Subsidiaria, diferentes a los resultados del ejercicio, se cargan o abonan directamente al patrimonio. Las acciones provenientes de la reexpresión del capital de las empresas emisoras sólo modifican el número de acciones o su valor nominal.

(e) Reconocimiento de ingresos, costos y gastos

Los ingresos por participación en la utilidad de la Subsidiaria, se reconocen de acuerdo con la política descrita en el párrafo (d); los gastos de operación y los demás ingresos y gastos se reconocen a medida que se devengan, independientemente del momento en que se realizan, y se registran en los periodos con los cuales se relacionan.

(f) Impuesto a la renta

El impuesto a la renta es determinado de acuerdo con las disposiciones tributarias y legales aplicables en Perú. La tasa de impuesto a la renta es de 30 por ciento (27 por ciento al 31 de diciembre de 2003). Asimismo, se reconoce el impuesto a la renta diferido siguiendo el método del balance. De acuerdo con dicho método:

- Se reconoce el activo y pasivo diferido relacionado con los efectos tributarios futuros de las diferencias temporales a la tasa de impuesto a la que la Compañía espera liquidar dichos impuestos.

- El activo diferido se reduce, si es necesario, por los importes de beneficios tributarios que, de acuerdo con evidencia disponible, se estima que podrían no ser realizables.

Las diferencias temporales son aquellas surgidas entre la base de reporte financiero y tributario de un activo o pasivo que en un momento futuro serán revertidas, resultando en un ingreso o gasto por impuesto a la renta.

Las diferencias temporales son gravables o deducibles cuando el activo relacionado es recuperado o el pasivo relacionado es liquidado, respectivamente. El activo o pasivo diferido por impuesto a la renta representa el importe de impuesto a recuperar o pagar en años futuros, respectivamente.

Conforme lo establece la norma contable, el impuesto diferido se determina con base en la tasa de impuesto aplicable a sus utilidades no distribuidas; reconociendo cualquier impuesto adicional por la distribución de dividendos en la fecha que se reconoce el pasivo por dicho concepto.

Al 31 de diciembre de 2004 y de 2003 la Compañía no tiene diferencias temporales entre la base del reporte financiero y tributario.

(g) Provisiones

Se reconoce una provisión sólo cuando la Compañía tiene una obligación presente (legal o implícita) como resultado de un evento pasado, es probable que se requieran recursos para cancelar la obligación y puede hacerse una estimación fiable del importe de la obligación. Las provisiones se revisan en cada período y se ajustan para reflejar la mejor estimación que se tenga a la fecha del balance general.

Cuando el efecto del valor del dinero en el tiempo es importante, el monto de la provisión es el valor presente de los desembolsos que se espera incurrir para cancelarla.

Las contingencias posibles no se reconocen en los estados financieros. Estas se revelan en notas a los estados financieros excepto que la posibilidad de que se desembolse un flujo económico sea remota.

(h) Efectivo

La Compañía no ha realizado transacciones que representen movimiento de fondos, por lo tanto no presenta el estado de flujos de efectivo.

(i) Utilidad por acción

La utilidad por acción básica y diluida ha sido calculada sobre la base del promedio ponderado de las acciones comunes en circulación a la fecha del balance general. Las acciones emitidas o anuladas por la reexpresión del capital social proveniente del ajuste por inflación de los estados financieros, constituyen una división de acciones y, por lo tanto, para el cálculo del promedio ponderado del número de acciones, se considera que estas acciones siempre estuvieron en circulación.

3. INVERSION EN SUBSIDIARIA

Al 31 de diciembre de 2004, el saldo de S/.940,632,000 (S/.998,592,000 al 31 de diciembre de 2003), está conformado por 815,935,216 acciones comunes de Telefónica Móviles S.A.C. cuyo valor nominal es de S/.1.00 cada acción y representan el 99.99 por ciento de participación en el capital social de la Subsidiaria.

A continuación se muestra el movimiento de la inversión en Subsidiaria:

	2004 S/.000	2003 S/.000
Saldo inicial	998,592	937,985
Participación en el ajuste relacionado con la transferencia del bloque patrimonial	(62,349)	-
Participación en la utilidad del ejercicio	4,389	60,607
Saldo final	940,632	998,592

En el año 2004 la Administración Tributaria concluyó la revisión del impuesto a la renta e impuesto general a las ventas de la Subsidiaria correspondientes al año 2000 y emitió sus resoluciones de determinación y multa. En tal sentido, la Gerencia de la Subsidiaria y sus asesores legales, han evaluado las acotaciones resultantes de dicha fiscalización presentando en enero de 2005, un recurso de reclamación por los reparos de los asuntos considerados por la Administración Tributaria que, en opinión de la Subsidiaria y sus asesores legales, no están de acuerdo con las normas legales vigentes en Perú. Por los reparos calificados como probables, la Subsidiaria ha registrado una provisión total de S/.89,536,000 con cargo a patrimonio por S/.62,349,000, ver nota 4(b) y a resultados del ejercicio por S/.27,187,000.

Las utilidades de la Subsidiaria de los años 2004 y 2003 han sido reconocidas como participación en la utilidad de la Subsidiaria por importes de S/.4,389,000 y S/.60,607,000, respectivamente, en el estado de ganancias y pérdidas.

4. PATRIMONIO NETO

a) Capital social

Al 31 de diciembre de 2004 y de 2003, el capital social de la Compañía está representado por 356,770,987 acciones comunes, íntegramente suscritas y pagadas, cuyo valor nominal es de S/.1.00 cada una. La Compañía puede emitir 22,915,556 acciones por reexpresión del capital social por efecto de la inflación acumulada al 31 de diciembre de 2004, sujeto a la aprobación de la Junta General de Accionistas.

A continuación se presenta la composición accionaria al 31 de diciembre de 2004 y de 2003:

Accionistas	Porcentaje de Participación %
Telefónica Móviles, S.A.	97.97
Telefónica S.A.	0.14
Accionistas minoritarios	1.89
Total	100.00

Mediante Resolución Gerencial de la CONASEV 003-2001.EF/94.45, las acciones de la Compañía fueron autorizadas para listarse en el Registro de Valores de la Bolsa de Valores de Lima. La última cotización al cierre del ejercicio 2004 fue de S/.2.52 por acción.

De acuerdo con las disposiciones legales vigentes, no existen restricciones a las remesas de utilidades ni a la repatriación de capitales.

b) Capital adicional

Constituido en enero de 2001, con la transferencia de acciones de Telefónica Móviles S.A.C. por parte de Telefónica del Perú S.A.A.

Como se indica en la nota 3, la Compañía ha registrado, con cargo al capital adicional en el ejercicio 2004, su participación en el ajuste efectuado por la Subsidiaria correspondiente a una provisión para contingencias que se consideran relacionadas con los valores de transferencia del bloque patrimonial de Telefónica del Perú S.A.A. a su Subsidiaria, ascendente aproximadamente a S/.62,349,000. De haberse registrado el ajuste en el periodo de origen, el capital adicional al 31 de diciembre de 2003 ascendería a S/.402,427,000.

c) Reserva legal

Según lo dispone la Ley General de Sociedades, se requiere que un mínimo del 10 por ciento de la utilidad distribuible de cada ejercicio, deducido el impuesto a la renta, se transfiera a la reserva legal hasta que ésta sea igual al 20 por ciento del capital social. La reserva legal puede compensar pérdidas o puede ser capitalizada existiendo en ambos casos la obligación de reponerla.

5. SITUACION TRIBUTARIA

a) La Compañía está sujeta al régimen tributario peruano vigente. En este sentido, ha determinado su impuesto a la renta aplicando las disposiciones contenidas en el Texto Unico Ordenado de dicho tributo aprobado por el Decreto Supremo N°054-99-EF, sus

normas modificatorias y reglamentarias; según el cual, el impuesto a la renta anual de la Compañía se determina con una tasa del 30 por ciento sobre la utilidad gravable (27 por ciento en el año 2003) y considerando los estados financieros ajustados para reflejar el efecto de las variaciones en el nivel de los precios.

Asimismo, la distribución total o parcial de utilidades, está sujeta a la retención del 4.1% por concepto de impuesto a la renta, sobre el monto distribuido a accionistas no domiciliados, sean estos empresas o personas naturales, y a las personas naturales domiciliadas en el país.

b) Las declaraciones juradas del impuesto a la renta y del impuesto general a las ventas por los años 2000 a 2004 de la Compañía están sujetas a fiscalización por parte de la administración tributaria. Las autoridades tributarias tienen la facultad de revisar y, de ser aplicable, corregir el impuesto a la renta calculado por la Compañía y las declaraciones de pago del impuesto general a las ventas mensuales en los cuatro años posteriores a la presentación de la declaración de impuestos. Debido a las posibles interpretaciones que las autoridades puedan dar a las normas legales vigentes, no es posible determinar a la fecha, si las revisiones que se realicen resultarán o no pasivos para la Compañía. Sin embargo, en opinión de la Gerencia y de sus asesores legales, cualquier eventual liquidación adicional de impuestos no sería significativa para los estados financieros al 31 de diciembre de 2004 y 2003.

c) A partir del ejercicio 2001, para propósito del impuesto a la renta e impuesto general a las ventas (IGV), la determinación de los precios de transferencia (valor de mercado) de transacciones con empresas relacionadas y con o a través de empresas residentes en territorios de baja o nula imposición, debe efectuarse observando el principio de libre concurrencia y estar sustentada con documentación e información (un estudio) sobre los métodos de valoración utilizados para la determinación de los precios de transferencia, con indicación de los criterios y elementos objetivos considerados para dicha determinación. En opinión de la Gerencia, a la fecha del balance general no existen pasivos de importancia en relación con los precios de transferencia para propósito del impuesto a la renta e impuesto general a las ventas.

d) El registro de las inversiones en valores por el método de participación patrimonial, requiere que la Compañía registre como ingresos o gastos, según corresponda, su participación en los resultados de su Subsidiaria, sin que esas partidas afecten la base de cálculo del impuesto a la renta, en tanto no se enajene la inversión o ésta se liquide.

6. UTILIDAD POR ACCION

La utilidad por acción básica y diluida es calculada dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones ordinarias en circulación a la fecha del balance general.

	Acciones en circulación	Promedio ponderado de acciones
Saldo al 31 de diciembre de 2003	356,770,987	356,770,987
Saldo al 31 de diciembre de 2004	356,770,987	356,770,987

El cálculo de la utilidad por acción al 31 de diciembre de 2004 y de 2003 se presentan a continuación:

	Al 31 de diciembre de 2004			Al 31 de diciembre de 2003		
	Utilidad (numerador) S/.000	Número de acciones (denominador)	Utilidad por acción S/.	Utilidad (numerador) S/.000	Número de acciones (denominador)	Utilidad por acción S/.
Utilidad por acción, básica y diluida	4,186	356,770,987	0.012	60,199	356,770,987	0.169